Exhibit 99.1

2023

NOTICE OF MEETING, PROXY STATEMENT AND INFORMATION CIRCULAR

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

INTERNATIONALLY DIVERSIFIED | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Summary

Summary

We hope you join us at our virtual shareholder meeting. Please read this Notice of Meeting, Proxy Statement and Information Circular ("Circular") and then vote your shares.

Meeting Details

When	Access	Business	Recommended Vote
Wednesday May 3, 2023 at 3:00 pm Mountain Time	https://web.lumiagm.com/ #/272271947 Password: vermilion2023	Receive financials	No vote required
		Set number of directors	FOR 10 directors
		Elect directors	FOR our nominees
		Appoint auditors	FOR Deloitte LLP
		Say on pay	FOR our approach

2023 Vermilion Energy Inc. Circular	1

Summary

Our Director Nominees - 90% Independent

Our director nominees are 90% independent. Mr. Michaleski is the Chair of our board of directors (the "Board"). Mr. Stadnyk joined the Board on June 1, 2022 and Mr. Hatcher, our President and CEO, joined the Board on March 7, 2023. This is the first time Mr. Stadnyk and Mr. Hatcher are standing for election.

Director	Gender	Age	Tenure	Experience	Committees
					AC	GHRC	HSEC	IRC	SC
Michaleski		70	7 years	Oil and gas
Hatcher		50	0 years	Oil and gas
Kleckner		65	2 years	Oil and gas
Knickel		66	5 years	Oil and gas		Chair
Larke		51	6 years	Capital markets					Chair
Marchant		72	13 years	Oil and gas			Chair
Roby		63	6 years	Oil and gas				Chair
Sharma		57	2 years	Finance	Chair
Stadnyk		60	1 year	Oil and gas
Steele		63	2 years	Energy

Committee	Short Name
Audit (all members are financial experts)	Audit or AC
Governance and Human Resources	GHRC
Health, Safety and Environment	HSEC
Independent Reserves	IRC
Sustainability	Sustainability or SC

2023 Vermilion Energy Inc. Circular	2

Summary

Operating Highlights

Financial Highlights

We are financially disciplined with a focus on creating long-term stakeholder value with emphasis on: maintaining a strong balance sheet; ensuring a robust asset base; and increasing return of capital as our debt decreases.

Notes:

1.  See Advisory Statements in Schedule E.

2.  Fiscal year 2022 environmental reporting will be available mid-2023 at vermilionenergy.com/sustainability/

2023 Vermilion Energy Inc. Circular	3

Summary

Strategic Advantage

We believe our internationally diversified portfolio offers outsized free cash flow and reduced volatility. We benefit from top decile netbacks driven by our premium-priced global commodities; low base declines; and enhanced flexibility for capital allocation, including access to unique high return international acquisition opportunities.

Leadership Change

Mr. Dion Hatcher has been promoted to the role of President and Chief Executive Officer, and appointed as a member of the board of directors of the Company, effective March 7, 2023. Previously, Mr. Hatcher was promoted to President on January 1, 2022 and prior to that, held the positions of Vice President, North America, Vice President of the Canada Business Unit, and various other roles of increasing responsibility during his 17-year tenure with the Company.

The Executive Committee structure remains in place to enable a collaborative approach among the executive team, to review and approve key organizational, financial, operational and strategic decisions for the Company. This leadership structure has proven to be a highly effective decision-making model that draws upon the collective knowledge, experience, business acumen and skills of the senior leadership team.

2023 Vermilion Energy Inc. Circular	4

Summary

Governance Highlights

Environment, Social and Governance ("ESG") and Risk Management

Vermilion's purpose is to responsibly produce essential energy while delivering long-term value to our employees, shareholders, customers, partners and communities. We consider the economic, environmental and social impacts of our operations and integrate the related opportunities and risks into our business strategy.

Our Board oversees our overall risk, including sustainability-and climate-related strategy and performance risk. Board committees provide relevant ESG and risk oversight in their areas of focus, as shown below.

Read more on page 22 or in our Sustainability Report on our website.

2023 Vermilion Energy Inc. Circular	5

Summary

Diversity

We are committed to diversity. Our Board Diversity Policy requires us to have at least 30% gender diversity on the Board. We make reasonable efforts to ensure that at least 50% of candidates being considered for appointment or nomination to the Board are women. Currently 30% of our Board members are women. We also have one ethnically diverse Board member.

We also prioritize career development and succession planning for our female employees to foster a more balanced senior leadership team in the future. In 2022, we continued our mentoring program, focusing on helping high-potential female employees to develop their management skills and prepare for more senior roles.

Currently, we have two women in Vice President roles, representing 20% of all Vice President positions. The two women Vice Presidents have been appointed to the Executive Committee.

See more details starting on page 27.

2023 Vermilion Energy Inc. Circular	6

Summary

Governance Practices

Board Mandates

In 2022, the Board and its committees reviewed their respective mandates to ensure the roles and responsibilities of the Board and individual committees were accurately reflected. We analyzed best governance practices (including Canadian Coalition for Good Governance ("CCGG") guidance and practices of peer and other companies) to inform our updated mandates.

For years our Board has taken on oversight responsibilities for sustainability (including climate-related risk) and risk management. Our updated Board Mandate specifically sets out those responsibilities. Read the full Board Mandate in Schedule C. Committee mandates are also available on our website.

Board Assessment

In 2022, we redesigned our annual Board assessment to refresh the process and reflect our updated mandates.

Our assessment process includes confidential questionnaires, one-on-one interviews, and action planning following the assessments. An independent consultant has been involved in the Board assessment process.

Other Board Governance Practices

We Do or Have
• 100% independent Board, except for our President and CEO	• Annual strategy and risk session
• Skilled directors	• Committees with relevant experience
• Average tenure of 4 years	• Deep dive orientation of new directors
• Individual majority voting	• Paid continuing education
• Director share ownership requirements	• Access to external advisors for committees
• Code of Business Conduct and Ethics	• Prohibition on hedging of Vermilion shares

External Recognition

Globe and Mail’s Annual Board Games - 2022

Vermilion’s governance practices ranked us 1st in our peer group, and 2nd among Canadian oil and gas companies.

CCGG

Recognized year-after-year for best practices for proxy disclosure in the area of executive compensation relating to executive benefits and perquisites.

Institutional Shareholder Services (“ISS”)

Recognized as a leader in managing risk in our industry with ratings of 1 for Environmental and Social practices. Lower numbers indicate lower governance risk, with 1 being the lowest.

2023 Vermilion Energy Inc. Circular	7

Summary

Executive Compensation Highlights

Our compensation program is designed to reward good performance. It reflects the size, scope and complexity of Vermilion’s global business, while focusing on key measures of profitability and shareholder value creation. Total compensation is targeted at the market median of our peer group.

Greater than 80% of executive compensation is tied to our balanced short-term and long-term corporate performance scorecards (“STIP scorecard” and “LTIP scorecard”). The scorecards include operational and financial performance, health, safety and environment, sustainability and strategic measures. See details starting on page 65.

2022 Named Executive Officers (“NEOs”) Compensation

Total 2022 NEOs direct compensation decreased by 7.9% compared to 2021 NEOs total compensation. This decrease was driven by a lower STIP scorecard result and a change in our NEOs for 2022. See details in the Compensation section starting on page 52.

NEOs	Base Salary	STIP Award	LTIP Award	Total Compensation
Dion Hatcher2	$400,000	$496,000	$2,484,334	$3,380,334
Lars Glemser	$350,000	$340,000	$1,150,016	$1,840,016
Lorenzo Donadeo3	$200,000	-	$2,400,010	$2,600,010
Jenson Tan	$317,000	$225,000	$625,010	$1,167,010
Darcy Kerwin	$285,000	$210,000	$625,010	$1,120,010

____________________________________________________________________________

President and CEO and other NEOs' performance-based compensation was 88% and 83%, respectively.

____________________________________________________________________________

Notes:

1.The 2022 NEO compensation disclosed in this Circular compared to 2021 NEO compensation disclosed in the 2022 Circular.

2.Mr. Hatcher's STIP award is higher year-over-year because of his promotion to President effective January 1, 2022. His STIP award is based 100% on corporate performance.

3.Mr. Donadeo retired from Vermilion effective September 1, 2022; as a result of his retirement he did not receive an STIP award.

2023 Vermilion Energy Inc. Circular	8

Meeting

Meeting

Invitation

Our shareholders are invited to attend our annual meeting where you will vote on the directors to be elected and other important items of business.

Notice of Meeting
When	May 3, 2023 at 3:00 pm Mountain Time
Virtual access at	https://web.lumiagm.com/#/272271947
Password	vermilion2023 (case sensitive)
Formal business

1.  Receive financial statements and auditors report for the year ended December 31, 2022

2.  Fix the number of directors to be elected at 10

3.  Elect the directors for the coming year

4.  Appoint Deloitte LLP as auditors

5.  Advisory vote on Vermilion’s approach to executive compensation

After the formal meeting, we will discuss the Company's 2022 results and future plans and activities.

Please read this Circular to learn more about the meeting, our governance practices, the director nominees and executive compensation.

Your vote is important to us. If you have questions about any meeting matters, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, toll-free in North America at 1.877.452.7184, outside of North America at 1.416.304.0211 or by email at assistance@laurelhill.com.

We look forward to your participation in the virtual meeting.

Sincerely,

“Robert Michaleski”

Board Chair

In this section:

2023 Vermilion Energy Inc. Circular	9

Meeting

Document Information

Vermilion

We use “we”, “our”, “Vermilion”, "Company" and the "Corporation" to refer to Vermilion Energy Inc. in this document.

Date of Information

Information is as of March 15, 2023 unless we note otherwise.

Meeting Materials

Notice and Access notification which will include a link to the Circular and the 2022 Annual Report ("Meeting Materials").

Exchange Rate

We show all amounts in Canadian dollars. Any amounts paid in US dollars are converted at the rate of $1 US to $1.3544 Canadian.

Common Shares Outstanding

Vermilion’s common shares are our only securities entitled to vote at the shareholder meeting.

Our shares are traded under the symbol VET on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). There were 162,088,578 common shares issued and outstanding at the close of business on March 15, 2023.

Value of Common Shares

We calculate compensation components and share ownership guidelines using the closing price of Vermilion shares on the TSX on December 30, 2022 of $23.97. If a different date is used, we indicate the relevant date and price on that date.

Owners of 10% or More of Our Common Shares

To the knowledge of the directors and officers, no person or company owns or controls 10% or more of our outstanding common shares.

Indebtedness of Directors and Executive Officers

We do not make loans to our directors or executives and there are no loans outstanding to any of them.

2023 Vermilion Energy Inc. Circular	10

Meeting

Meeting Information

Interests in Meeting Business and Material Transactions

No insider - Vermilion, our directors, director nominees and officers, or anyone associated or affiliated with any of them - has a material interest in any item of business at the meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

During 2022 and to date in 2023, no insider has or had a material interest in a material transaction or proposed material transaction involving Vermilion.

Mailing of Circular

We are mailing this Circular on April 3, 2023 to our shareholders of record, who have request paper copies, on March 15, 2023. We also give materials to brokers, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly.

Notice and Access

We are delivering your Meeting Materials by providing you with a notice and posting the documents on vermilionenergy.com for you to access. Our interactive materials make it easy for you to navigate and access the content. The Meeting Materials will be available on April 3, 2023 and remain accessible for at least a year.

We are mailing a paper copy of our Meeting Materials, including our 2022 financial statements and related Management’s Discussion and Analysis ("MD&A") to all registered shareholders and beneficial shareholders who have requested paper copies. All other beneficial shareholders will receive a voting instruction form and a notice and access notification, including a link to the Meeting Materials.

We use notice and access because it is environmentally friendly and cost-effective. If you received the notice only and would like a paper copy of our materials, send us a request as set out below.

Requesting Paper Copies

We will send you a copy of the annual report (including our financial statements and MD&A), the annual information form ("AIF") and this Circular, free, on request. You can ask for paper copies by:

(1.866.895.8101
*	investor_relations@vermilionenergy.com
+	Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

We file our annual report, AIF and other continuous disclosure documents with Canadian and US securities regulators. You can get copies of documents we file on sedar.com (Canadian), sec.gov (US) or at vermilionenergy.com.

2023 Vermilion Energy Inc. Circular	11

Meeting

Virtual Meeting Information

The ability to hold a virtual meeting expands participation to shareholders who are not able to attend the meeting in-person, and is an environmentally friendly alternative to traditional in-person meetings.

Participation

Registered shareholders and duly appointed proxyholders will be able to hear the meeting live, submit questions, address motions and vote their common shares on all items of business while the meeting is being held. While shareholders and duly appointed proxyholders will not be able to attend the meeting in-person, they will have an equal opportunity to participate in the meeting, regardless of geographic location, and vote on the matters to be considered at the meeting.

Attending

Access the meeting online at https://web.lumiagm.com/#/272271947 to attend. Enter vermilion2023 as the password.

Please sign in 30 to 60 minutes early. You can use a computer, tablet or smartphone, with the latest version of Google Chrome, Safari, Microsoft Edge or Firefox for a web browser. Internet Explorer is not supported.

Shareholders select “I have a Control Number/Username” and enter the number from your proxy form and the password above.

Guests select “I am a guest” and complete the requested information.

If you have difficulties accessing the meeting, please visit the frequently asked questions at https://go.lumiglobal.com/faq. You can also review our Meeting Guide, included with this Circular in Schedule F.

Asking Questions

You can ask questions before and during the meeting if you are a registered shareholder or duly appointed proxyholder. During the business of the meeting, each registered shareholder or proxyholder wishing to address a motion may do so once the speaker indicates the motion is open for discussion, and may have up to five minutes to contribute to the discussion on the motion. The meeting chair will oversee the meeting to ensure the meeting is conducted in an orderly manner. Type the question into the main screen of the virtual meeting platform.

Shareholders may also submit questions before the meeting to:

*	investor_relations@vermilionenergy.com
+	Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Vice President, Investor Relations

2023 Vermilion Energy Inc. Circular	12

Meeting

While there are no specific guidelines on the type of questions that a registered shareholder or duly appointed proxyholder may ask, generally questions will be limited to the business of the meeting, or Vermilion's business to be discussed following the conclusion of the business of the meeting. We will address questions about the business of the meeting during the meeting. Other questions will be answered after the business of the meeting ends.

Our moderator may aggregate similar questions. The meeting will be recorded and posted on Vermilion's website, under the heading Invest with Us and subheading Events and Presentations.

Beneficial Shareholders

Beneficial (non-registered) shareholders who appointed themselves as a proxyholder according to the instructions provided by their nominee, will be able to ask questions, address motions and vote at the meeting as set out above.

Beneficial shareholders who did not appoint themselves as a proxyholder will only be able to participate as guests at the meeting.

Guests

Guests will be able to listen to the proceedings of the meeting, but cannot vote and may not ask questions or address motions.

Voting Information

Request for Proxies

Vermilion management is requesting your proxy for this meeting. We are paying all proxy solicitation costs incurred.

We have hired Laurel Hill Advisory Group to solicit proxies and will pay customary fees of $35,000 for these services, in addition to certain out-of-pocket expenses. We will mainly use mail to communicate with you. However, our employees or Laurel Hill may request your proxy by telephone, email or facsimile.

Record Date

March 15, 2023 is the record date for the meeting. If you held shares on March 15, 2023, you are entitled to receive notice of the meeting and attend and vote at it. You may also be entitled to vote your shares if you bought shares from a registered shareholder and notify Odyssey Trust Company (our transfer agent) at least 10 days before the meeting that you want to vote at the meeting.

Votes

You are entitled to one vote at the meeting for each common share you hold.

Quorum

We can only act on the items of business if we have a quorum at the meeting. Our quorum is at least two people holding at least 25% of our outstanding common shares present at the meeting. Each person must be a registered shareholder or an appointed proxyholder. Anyone who participates in the meeting electronically counts as being present.

2023 Vermilion Energy Inc. Circular	13

Meeting

Voting Instructions

If you set out how you want to vote on your proxy or voting direction form, your proxyholder has to vote that way. If you do not set out how you want to vote, your proxyholder will decide for you.

If you sign and date the enclosed proxy or voting direction and do not specify how you want to vote, your shares will be voted as follows:

Matter	Voted
Fix number of directors to be elected at 10	FOR
Elect management nominees as directors	FOR
Appoint Deloitte LLP as auditors	FOR
Advise on approach to executive compensation	FOR

Approvals

We need a simple majority (50% plus one) of the votes cast at the meeting to approve the number of directors, election of directors and the appointment of auditors, and in respect of the advisory vote on our approach to executive compensation.

Amendments or Other Business

If any amendments or other matters of business are properly brought up before the meeting, you will be able to decide to vote for or against and so will your proxyholder. We are not aware of any changes to the current business of the meeting or any other business to be considered at the meeting.

Vote Counting

Odyssey counts the votes made by proxy. If you have a question about how votes are counted, please contact Odyssey at 1.888.290.1175.

NYSE Rules

Brokers who are subject to the NYSE rules and hold shares (as a nominee) for a beneficial shareholder (see details starting on page 16) may not vote your shares unless they have instructions from you for some items of business. If you do not provide instructions, the votes you submit for director elections and other non-routine matters, including the advisory vote on executive compensation will not count. The number of shares will be counted for quorum purposes.

Voting Questions

Your vote is important to us. Please contact Laurel Hill if you have any questions about the business items of the meeting or need assistance voting.

(1.877.452.7184 (toll free in North America)
1.416.304.0211 (collect from outside North America)
*	assistance@laurelhill.com

2023 Vermilion Energy Inc. Circular	14

Meeting

Registered Shareholders

You are a registered shareholder if you have the original physical share certificate in your possession or hold your shares through a DRS statement.

Voting Before the Meeting

2	Proxy (complete and return the proxy)
:	Computer (see enclosed proxy form)

Voting Yourself During the Meeting

If you want to vote during the meeting, you will do so electronically through the virtual meeting platform. It is your responsibility to maintain an internet connection during the meeting.

If you use your control number to log in and have previously voted, you do not need to vote again when polls open, unless you want to change your previous voting instructions. See our Meeting Guide in Schedule F for details on attending and voting at the meeting.

Appointing a Proxyholder to Vote During the Meeting

Whether you attend the meeting or not, you can appoint someone else to attend and vote as your proxyholder (the management members named in the form or someone else who you pick). Complete the proxy form, sign it and return it. You may choose the management members named in the form (fill the form out as is) or someone else (print that person’s name on the form).

You will also need to register any third-party proxyholder at vermilion@odysseytrust.com. The management nominees named in the form are already registered.

Once a proxyholder is registered, you or the proxyholder will be provided with a control number to access the meeting. See our Meeting Guide in Schedule F for more details.

Counting Proxyholder Votes

Your votes only count if the person you appointed as proxyholder attends the meeting and votes. For this reason, we encourage you to vote in advance of the meeting.

Proxy Deadline

Return your completed proxy in the envelope provided so it arrives by 3:00 pm Mountain Time on May 1, 2023. If the meeting is postponed or adjourned, your proxy must arrive at least 48 hours (excluding weekends and holidays) before the meeting is scheduled to start. The time limit for the receipt of proxies may be waived or extended by the chair of the meeting.

2023 Vermilion Energy Inc. Circular	15

Meeting

Revoking your Proxy

You may revoke your proxy before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary by May 2, 2023 (or the last business day before an adjourned or postponed meeting).

If you previously submitted votes electronically, you may change your votes by logging in with your control number and voting again at the meeting. Only your last voting instructions will be counted.

Beneficial Shareholders

Most people are beneficial shareholders. You are a beneficial shareholder if your shares are not represented by one or more original physical share certificates registered in your name, but rather your shares are deposited and held on your behalf by your bank, trust company, securities broker, trustee or other institution - your nominee.

Voting Before the Meeting

2	Voting instruction form (complete and return the enclosed voting instruction form)
(	Telephone (see enclosed voting instruction form)
:	Computer (see enclosed voting instruction form)
Smartphone (see enclosed voting instruction form)

The Company may use the Broadridge QuickVote™ service to assist non-registered beneficial shareholders who are “non-objecting beneficial owners” with voting their shares over the telephone. Laurel Hill, Vermilion’s strategic shareholder advisor and proxy solicitation agent, may contact “non-objecting beneficial owners” to assist in conveniently voting their shares directly over the phone.

Voting During the Meeting

If you want to vote during the meeting, do not indicate your votes on the voting instruction form. You will also need to appoint yourself as a proxyholder (see Appointing a Proxyholder below).

Appointing a Proxyholder to Vote During the Meeting

If you want to appoint a proxyholder (yourself, the management nominees or someone else you pick), to vote for you during the meeting, complete the voting instruction form, sign it and return it. You may choose the management nominees named in the form (fill the form out as is), yourself (print your name on the form) or someone else (print that person’s name on the form).

You will also need to register yourself or any third-party proxyholder at vermilion@odysseytrust.com. The management nominees named in the form are already registered. Please also contact your nominee (also called an intermediary) in case there are additional procedures you must follow.

Once a proxyholder is registered, you or they will be provided with a control number to access the meeting. See our Meeting Guide in Schedule F for more details.

2023 Vermilion Energy Inc. Circular	16

Meeting

Counting Proxyholder Votes

Your votes can only be counted if the person you appointed as proxyholder attends the meeting and votes.

If you indicated your votes on the voting instruction form, your proxyholder may not vote at the meeting. To change your vote and allow your proxyholder to vote, you will need to revoke your proxy (see below) and follow the instructions above.

Form Deadline

Return your completed voting instruction form in the envelope provided so it arrives by 3:00 pm Mountain Time on April 28, 2023. If the meeting is postponed or adjourned, your voting instruction form must arrive at least 48 hours (excluding weekends and holidays) before the meeting is scheduled to start. The time limit for the receipt of vote instructions may be waived or extended by the chair of the meeting.

Revoking your Proxy

You may revoke your proxy before it is acted on. Follow the procedures your nominee has provided. Your nominee must receive your request to revoke your instructions before 3:00 pm Mountain Time on May 1, 2023 (or the two business days before an adjourned or postponed meeting).

Meeting Business

Financial Statements

Our consolidated financial statements for the year ended December 31, 2022 and the auditor’s report on those statements are included in the annual report.

The annual report is also filed on SEDAR (sedar.com) and EDGAR (sec.gov). You can also find it at vermilionenergy.com or ask us for a free copy.

2023 Vermilion Energy Inc. Circular	17

Meeting

Number of Directors

Under our by-laws, shareholders set the number of directors. We propose that 10 directors be elected to hold office until the next annual meeting or their successors are elected or appointed.

____________________________________________________________________________

We recommend that you vote FOR fixing the number of directors to be elected at 10.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR fixing the number of directors to be elected at 10 unless you tell them to vote against this item.

Elect Directors

Our director nominees are:

Robert B. Michaleski (Chair)	Dr. Timothy R. Marchant
Dion Hatcher	William B. Roby
James J. Kleckner Jr.	Manjit K. Sharma
Carin S. Knickel	Myron M. Stadnyk
Stephen P. Larke	Judy A. Steele

Our nominees are well qualified to be directors of Vermilion. Each has confirmed they are eligible and willing to serve if elected. Read more about them starting on page 38.

If a nominee is not available to serve at the time of the meeting (and we are not aware of any reason that would happen), the people named in the enclosed proxy will vote for a substitute if one is chosen by the Board.

____________________________________________________________________________

We recommend that you vote FOR the election of the 10 nominees set out above.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR the election of the above nominees unless you tell them to withhold your vote.

2023 Vermilion Energy Inc. Circular	18

Meeting

Majority Voting Policy

We have a majority voting policy in compliance with TSX requirements. A director who receives more “withhold” than “for” votes will offer to resign (unless there is a contested election). The GHRC will review the matter and recommend to the Board whether to accept the resignation.

The Board will announce its decision within 90 days of the meeting. We expect to accept the resignation unless there are exceptional circumstances that warrant the director continuing on the Board.

The director may not participate in any deliberations on their resignation.

A copy of the policy is available at vermilionenergy.com.

Appointment of Auditors

The Audit Committee recommends appointing Deloitte LLP as the auditors for Vermilion for 2023. Deloitte was first appointed as Vermilion’s auditors in 2000.

In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.

The directors will be authorized to set the fees paid to the auditors.

Audit Fees Paid

Category	Type of Work Billed for	2022 Fees	2021 Fees
Audit fees	Audit of annual financial statements and services normally provided for regulatory filings or engagements	$1,497,599	$1,530,485
Audit-related fees	Assurance or services reasonably related to the audit or review of the annual financial statements, including fees for audit-related services for prospectuses, participation fees levied by the Canadian Public Accountability Board and fees related to assets acquired or divested	$68,393	-
Tax fees	Tax compliance services	$102,385	$80,533
Total		$1,668,377	$1,611,018

More information, including the Audit Committee Mandate, is available in our AIF.

____________________________________________________________________________

We recommend that you vote FOR the appointment of Deloitte LLP as auditors.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

2023 Vermilion Energy Inc. Circular	19

Meeting

Say on Pay

Vermilion has provided you with a say on our approach to executive pay since 2013. It helps us engage constructively with shareholders and ensures Board accountability for executive compensation.

During 2021 we made significant changes to our executive compensation in response to shareholder concerns, and at the 2022 annual meeting 96.55% of shareholders approved our approach to executive compensation.

Our 2022 executive compensation program was similar in approach to 2021. Read more about how our pay aligned to 2022 performance in the Compensation section starting on page 52.

The GHRC and Board take the results of the say on pay advisory vote into account when considering compensation policies and decisions. While we anticipate your support, if the advisory vote is not well supported the Board will consult with shareholders to better understand their concerns.

The text of the ordinary resolution to be passed at the meeting is set out below:

“Resolved that, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept Vermilion’s approach to executive compensation disclosed in the Proxy Statement and Information Circular of Vermilion Energy Inc. dated March 15, 2023.”

____________________________________________________________________________

We recommend that you vote FOR our approach to executive compensation.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR this resolution unless you tell them to vote against it.

Other Business

If any other matters of business are properly brought before the meeting, you or your proxyholder will be able to decide to vote for or against. We are not aware of any other items of business to be considered at the meeting.

2023 Vermilion Energy Inc. Circular	20

Governance

Governance

Vermilion is committed to a high standard of corporate governance because it promotes effective decision-making by the Board and is in the best interests of our stakeholders.

In addition to complying with applicable Canadian and US regulatory requirements, we also align our governance with the United Nations Sustainable Development Goal 16.6 which promotes effective, accountable and transparent institutions and business disclosure.

In this section:

2023 Vermilion Energy Inc. Circular	21

Governance

Task Force on Climate-related Financial Disclosure ("TCFD") Sustainability / ESG

As an international company, Vermilion responsibly produces essential energy while delivering long-term value to our stakeholders. We integrate sustainability principles into our business to increase resilience, enhance development opportunities, reduce long-term risks and support the well-being of key stakeholders, including the communities in which we operate.

Vermilion has established a leadership position in sustainability performance and disclosure, and we seek to improve each year. We have applied the TCFD framework in our management of climate- and other sustainability-related risks and opportunities. The framework recognizes the importance of climate-specific disclosure while reflecting its intersection with other environment-related risks and opportunities, social factors such as safety and community engagement, and governance issues.

Our TCFD Index follows:

Disclosure	Source
Governance	Circular
Strategy	Annual Report MD&A
Risk Management	Annual Report MD&A
Metrics and Targets	Annual Report MD&A
Consolidated Climate (TCFD) Report	vermilionenergy.com/sustainability/reports/

2023 Vermilion Energy Inc. Circular	22

Governance

Board Oversight

Integrated Sustainability is one of six strategic objectives in our long-term business plan. The Board is responsible for overseeing our sustainability- and climate-related strategy and performance which includes our direction, goals and targets.

Our Board committees provide additional ESG and risk oversight in their areas of focus:

Committee	Sustainability Focus Areas
AC	Risk management and internal control systems
GHRC	Governance, ethics and people practices (including diversity, succession and development)
HSEC	Occupational, process and asset safety, environmental stewardship, risk management
IRC	Reserves and production
SC	Energy transition, climate (emission reduction), environment (water and biodiversity) and social impacts (human rights, lobbying, community investment, and government and stakeholder relations)

The Board and Sustainability Committee receive quarterly briefings and performance reports on a variety of sustainability- and climate-related matters relating to ESG, including business unit updates, regulatory shifts, environmental and social trends, and strategic community investment activities. These are augmented by continuing education from third parties addressing various topics, including climate change and the energy sector, energy transition and ESG factors for institutional investors.

The Sustainability Committee oversees long-term sustainability strategy, implementation, progress and communications. It also identifies and reviews emerging risks and opportunities associated with sustainability issues and how those are integrated into our enterprise risk management (ERM) system.

The Sustainability Committee Chair reports to the Board and non-committee members of the Board are invited to attend Sustainability Committee meetings. This ensures a holistic view of sustainability is considered in Board decisions, such as long-range planning, budget and capital allocation, and acquisitions and divestments. In 2022, the Board followed its previous materiality assessment, climate scenario analysis and emission reduction target-setting by:

• Linking executive and employee compensation to climate concerns by adding targets for emission reduction, in addition to Asset Retirement Obligation (ARO) liability reduction, to the LTIP scorecard

• Evaluating performance against our 2025 target to reduce Scope 1 emissions intensity by 15 to 20% by 2025

• Ensuring the Company developed a clear pathway in 2023 to achieve Scope 1 and 2 net zero emissions by 2050 target, including a 2030 Scope 1 and 2 emission intensity reduction target

• Receiving business unit updates on sustainability-related projects, including potential renewable fuel partnerships and projects utilizing end of life assets

• Assessing freshwater use in our global operations, and ensuring water management plans for higher freshwater intensity assets are developed and/or maintained

• Approving corporate lobbying activities to ensure alignment with our stated climate and other positions, including the Paris Agreement

2023 Vermilion Energy Inc. Circular	23

Governance

Management Role

A comprehensive team of executives and staff are working to integrate sustainability through the organization. The key people, groups, roles and responsibilities are set out below:

Group / Role	Description	Responsibilities
Executive Committee Members

•       Principal Members:
President and CEO, CFO
and Vice Presidents of
Business Development,
International and HSE, and
North America

•       Associate Members: Vice
Presidents of European
Operations, Geosciences,
Investor Relations,
Marketing, People and
Culture, and Sustainability

• Manages sustainability and climate- related issues • Oversees people and culture and ESG- related matters
President and CEO		• Responsible for Company sustainability, including climate-related risks
Vice President Sustainability	Direct Report of President and CEO

•      Develops sustainability strategy and reporting, in partnership with corporate teams and business units; assures alignment with long-range business plan

•      Updates the Executive Committee monthly on strategy, issues, performance and reporting

•      Updates and receives guidance from the Board and Sustainability Committee quarterly

Sustainability Team	Centre of Excellence

•      Advises on all aspects of sustainability, including environmental, climate and social issues, based on extensive research and inputs from business units

•     Responsible for external sustainability reporting

•      Meets quarterly with sustainability leads to discuss issues, trends and learnings

Vice Presidents of International and HSE, and North America	Sustainability Business Unit Leads	• Leads operational sustainability with business unit leaders

Various departments also report sustainability priorities and progress as frequently as weekly to management and quarterly to the Board or committees on issues such as HSE targets and performance, risk management, regulatory changes and public and government relations.

2023 Vermilion Energy Inc. Circular	24

Governance

Risk

The Board has ultimate responsibility to oversee risk and risk management within Vermilion. It does so with the assistance of the Board committees who provide risk oversight in areas aligned with their mandates. All committees report to the Board on the risk issues they oversee.

Cybersecurity

We manage cybersecurity risks by ensuring we have appropriate technologies, processes and practices that prevent, detect and respond to threats as they emerge and evolve.

Our primary cybersecurity risks are loss or destruction of data, compromise of confidential customer or employee information, leaked information, disruption of business, theft or extortion of funds, regulatory infractions, loss of competitive advantage and damage to Vermilion’s reputation.

We rely on advanced controls to protect us from cyber-attacks, including:

•      Enterprise class firewall infrastructure, secure network architecture and anti-malware defense systems to protect against network intrusion, malware infection and data loss

•      Regular third-party reviews and vulnerability assessments to ensure that information technology systems are up-to-date and properly configured to reduce security risks

•      Disaster recovery planning and ongoing monitoring of network traffic patterns to identify potential malicious activities or attacks

•      Incident response processes to isolate and control potential attacks

•      Data backup and recovery processes to minimize risk of data loss and resulting disruption of business

We engage outside firms to test our firewalls and perform live cyber exercises. Employees acknowledge compliance each year with the information technology responsibilities and obligations in our Code of Business Conduct and Ethics.

2023 Vermilion Energy Inc. Circular	25

Governance

Our cybersecurity risks and risk management activities are overseen by the Audit Committee. The committee receives annually, or more frequently as the committee may request, reports from the CFO on projects to strengthen security systems and improve cyber readiness, and on existing and emerging threats. Ongoing cybersecurity and technology education is also provided to our Board through management reports and presentations by external subject matter experts.

Through ongoing vigilance and regular employee awareness, Vermilion has not experienced a material cybersecurity event in the last three years.

Business Conduct and Ethics

We expect all of our directors, officers, employees and contractors to act with honesty and integrity. Our Code of Business Conduct and Ethics ("Code") outlines guiding principles that cover, among other things:

•  Workplace conduct and safety

•  Human rights

•  Fair dealing

•  Conflicts of interest

•  Securities trading

•  Anti-hedging

•  Anti-bribery and anti-corruption

The GHRC oversees our processes for compliance with and visibility of the Code. The GHRC reviews the annual sign-offs from all personnel that confirm understanding of and compliance with the Code.

Whistleblower Policy

Employees and other stakeholders may anonymously report concerns with or about:

•  Accounting, internal controls or auditing

•  Violations of law

•  Substantial mismanagement of our resources

•  Discrimination

•  Harassment

Reports may be made without fear of discrimination, retaliation or harassment through the following means:

(1.855.484.CARE (2273) (toll free in North America)
0011.800.4484.2273 (Australia)
*	useCARE@ca.gt.com
CARE Program c/o Grant Thornton 200 King Street West, Box 11 Toronto, ON M5H 3T4

You can find a copy of our Code and Whistleblower Policy on our website at vermilionenergy.com.

2023 Vermilion Energy Inc. Circular	26

Governance

Diversity

Board Gender Diversity

Vermilion is committed to diversity on its Board. Our Board Diversity Policy embraces a broad concept of diversity including age, race, gender, personal attributes, skills, training, educational background and life experience.

We recognize the importance of equitable gender representation on the Board.

____________________________________________________________________________

Our recruitment process ensures that at least 50% of the candidates are women.

____________________________________________________________________________

Our intent is to broaden each search process to ensure qualified women candidates are available for consideration.

Vermilion reinforces our commitment to supporting diversity by being a member of the 30% Club of Canada. We are committed to maintain Board gender diversity at 30%.

The GHRC annually reviews the Board Diversity Policy and assesses its effectiveness in promoting a diverse Board.

____________________________________________________________________________

For 2023, three of ten (30%) of the Board nominees for election are women.

____________________________________________________________________________

You can find a copy of our Board Diversity Policy at vermilionenergy.com.

2023 Vermilion Energy Inc. Circular	27

Governance

Workplace Gender Diversity

We are committed to workplace practices that support and recognize the distinct needs of our female employees. While we do not have a formal target or timeline for gender composition of executive positions, we continue to prioritize career development and succession planning for our female employees to foster a more diverse senior leadership team in the future.

We are continuing our mentoring program that focuses on identifying high-potential female employees and preparing them for senior leadership roles.

Currently, we have two women in Vice President roles, representing 20% of all Vice President positions. Along with several other of our Vice Presidents, the two women Vice Presidents have been appointed to the Executive Committee as Associate committee members.

The Associate committee members are included in Executive Committee meetings to enhance decision-making and alignment. They are responsible for strategic decisions within their areas and for engaging with the Executive Committee Principal members on relevant topics.

This formalizes the role of the Vice Presidents in the leadership structure, provides clarity on responsibilities and creates development opportunities for Associate committee members.

____________________________________________________________________________

Vermilion proudly supports community events that celebrate women and provide them with opportunities to network and learn from other business women.

____________________________________________________________________________

Calgary Influential Women in Business Awards ("CIWB")

The CIWB celebrates women and men in Calgary who have achieved professional excellence while also championing diverse leadership in the community. In 2022, Mr. Hatcher, our President and CEO, and several women from our organization attended the CIWB gala. We plan to continue supporting this event in 2023 as it provides women in our organization with opportunities to network with other women in business.

The Only One in the Room Panel Discussion

Vermilion partnered with DiliTrust, The51, and Board Ready Women to host a panel discussion about diversity on boards. This event featured influential speakers, including Vermilion's Vice President, Sustainability, Ms. Yvonne Jeffery. The panelists shared their experiences with, and insights into, being the first diverse candidate on a board as well as the challenges of creating diverse boards.

2023 Vermilion Energy Inc. Circular	28

Governance

Policies and Practices

Nominations and Board Succession

The GHRC, comprised of independent directors, nominates new directors, considering Board size, current and desired skills, and Board and individual performance evaluations. The committee’s objective in recruiting and nominating new directors is to continuously develop a high-performance Board, with diverse skills and deep expertise that add value to the business.

The GHRC follows the process below to develop a short list of candidates:

Top candidates meet with the Board Chair, board members and President and CEO to determine interest, suitability and availability before the GHRC recommends Board approval of appointment or nomination.

Board Tenure

We do not have a term limit for Vermilion directors. We believe our stakeholders are well served to have directors who have developed a deep understanding of Vermilion and our industry over time as well as new perspectives. Vermilion has effectively balanced experience and diversity with effective Board renewal practices as can be seen by our Board tenure profile on page 37.

____________________________________________________________________________

60% of our director nominees have tenure of less than five years.

____________________________________________________________________________

Retirement Guideline

Absent a Board extension, a director may not stand for re-election after age 75.

2023 Vermilion Energy Inc. Circular	29

Governance

Interlocks

A board interlock occurs when two or more of our directors also serve together as directors of another public company. The Board considers interlocks when reviewing new Board candidates and approving requests to join additional Boards.

____________________________________________________________________________

There are no Board interlocks among the 2023 director nominees.

____________________________________________________________________________

Over-boarding

We follow best governance guidelines regarding director over-boarding. A director who is an executive officer of Vermilion can sit on one outside public company board, and a director who is a non-executive Board member can sit on five public boards in total.

____________________________________________________________________________

All of our directors comply with the over-boarding governance guidelines.

____________________________________________________________________________

Independence and Board Committees

We have adopted independence standards that align with Canadian requirements and NYSE rules, to determine which of our directors are independent. We also voluntarily include independence items that US companies must comply with, which are similar to Canadian audit committee independence requirements, for our GHRC members.

Each year directors complete a questionnaire about their independence. The Board reviews the results in light of our standards and determines which directors are independent.

All of the Audit Committee and GHRC members meet the independence standards that apply to them. You can find a summary of independence standards on our website at vermilionenergy.com.

____________________________________________________________________________

All of our non-executive directors are independent.

____________________________________________________________________________

Sessions Without Management

Our Board and committee Chairs facilitate discussion among directors in-camera sessions without management present. Matters arising for discussion with management are communicated by the Chair.

____________________________________________________________________________

In 2022, a session without management was held at each

quarterly Board and committee meeting.

____________________________________________________________________________

2023 Vermilion Energy Inc. Circular	30

Governance

Director Orientation

We tailor our orientation program for the individual needs and experience of each new director. We ensure they receive detailed information on Vermilion’s strategy, operations and governance practices.

Our director orientation program covers six main components.

Continuing Education

Our directors are responsible for maintaining the skills and knowledge needed to meet their duties to Vermilion. They are encouraged to attend relevant courses or seminars. We also keep our directors up to date in several ways.

See Schedule A for the details of the 43 continuing education sessions for directors completed in 2022.

2023 Vermilion Energy Inc. Circular	31

Governance

Board Assessment

In 2022 we introduced a new annual Board assessment process to include one-on-one interviews as well as a targeted written questionnaire. The new process has four components:

____________________________________________________________________________

Our 2022 Board Evaluation results indicated that all of our individual directors,

all committees and the Board effectively fulfilled their duties.

____________________________________________________________________________

Structure

Our committees and the Board may also engage outside advisors as they consider appropriate.

2023 Vermilion Energy Inc. Circular	32

Governance

Board and Committees Mandates

Our Board and each committee have adopted mandates setting out various responsibilities and duties as described below. The Board and each committee annually review their respective mandates and consider any recommended changes.

A copy of the Board Mandate is included in Schedule C. You can review copies of our other mandates at vermilionenergy.com. Our various mandates cover:

Board Members

Each of our directors must act honestly and in good faith with a view to the best interests of Vermilion. The Board expects all directors to:

•  Be prepared for and attend all Board meetings

•  Participate fully in Board discussions, while maintaining effective and collegial relationships

•  Assist in external communications if requested by management

•  Avoid and/or promptly disclose conflicts of interest (real or perceived), including serving on another board of a company that operates in Vermilion’s key areas

2023 Vermilion Energy Inc. Circular	33

Governance

•  Be knowledgeable about our business and industry through orientation and continuing education opportunities

•  Understand the regulatory, business, social and political environments in which we operate

•  Participate on committees and be knowledgeable about their roles and responsibilities

Committees

Our committees assist the Board by providing closer oversight and reviews of matters within their respective areas. They report to the Board on their activities and make necessary recommendations to the Board. The committees’ primary responsibilities are noted below:

2023 Vermilion Energy Inc. Circular	34

Governance

Engagement

Stakeholder Expectations

Our stakeholders expect that we deliver strong financial results in a responsible and ethical way. To ensure we do so over the medium- and long-term, we prioritize the following:

 Stakeholder Engagement

We believe that regular and open dialogue with our shareholders and other stakeholders is important to our success. We engage with shareholders and others according to our Disclosure Policy.

Our Board, executives and investor relations representatives engage with institutional and retail shareholders, sell-side research analysts and sales representatives, government officials and other interested parties throughout the year. We participate in numerous events and maintain several avenues of communication for stakeholders.

2023 Vermilion Energy Inc. Circular	35

Governance

Engagement Options and Opportunities

Item / Activity	Description
Annual meeting	Shareholders may ask questions of the Board and executives
Investor meetings	Formal and informal across North America, Europe and Asia
Conferences and expositions	Industry-based, for institutional and retail investors (13 in 2022)
Conference calls	Accessible by phone and internet with the investment community, including open question and answer sessions
Investor Relations hotline 1.866.895.8101 and inbox investor_relations@vermilionenergy.com	For timely responses to questions from investors and interested stakeholders
Vermilionenergy.com website	To access detailed consolidated and segmented corporate and investor information and all regulatory filings
Online sustainability report	Including performance metrics and management approaches to sustainability matters
Direct communication with the Board	See the next section for how to contact the Board

Communicating with the Board

Shareholders and other stakeholders may communicate with any Vermilion director at:

+	Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Dion Hatcher
*	board@vermilionenergy.com (to communicate with the full Board)

Please use the mailing address above to communicate anonymously or confidentially. Please mark the name of the director or their role (e.g. Board Chair) on the envelope and mark it confidential.

The Board has requested that items unrelated to their duties, such as questions about day-to-day operations or advertising, not be distributed to the directors. We review the content of communications before they are distributed to directors.

Shareholder Proposals

Shareholders who wish to make a proposal should refer to section 136 of the Business Corporations Act (Alberta) for a full description of the procedures to follow. You can send your proposal to the care of our Corporate Secretary, Norton Rose Fulbright LLP, attention: Mr. Robert Engbloom, at the same address above.

We do not have an advance notice by-law.

2023 Vermilion Energy Inc. Circular	36

Directors

Directors

The following pages set out information regarding each of the director nominees, including a brief summary of their experience and qualifications, age, compensation and share ownership information.

Each nominee brings a mix of skills and experience to the Board. The combination of these skills is important for the Board to effectively oversee the Corporation's business and to carry out its duties and responsibilities. The Corporation's intention is to foster a culture of inclusion and diversity within the organization.

Board Profile

Director	Independence	Gender	Age	Tenure	Committee
					AC	GHRC	HSEC	IRC	SC
Michaleski	Independent		70	7 years
Hatcher	Non-Independent		50	0 years
Kleckner	Independent		65	2 years
Knickel	Independent		66	5 years		Chair
Larke	Independent		51	6 years					Chair
Marchant	Independent		72	13 years			Chair
Roby	Independent		63	6 years				Chair
Sharma	Independent		57	2 years	Chair
Stadnyk	Independent		60	1 year
Steele	Independent		63	2 years

In this section:

2023 Vermilion Energy Inc. Circular	37

Directors

Nominees

Robert B. Michaleski

Calgary, Alberta, Canada Age 70 Independent (since 2016) Board Chair (since September 1, 2022) Share Ownership Multiple[1] 3.1 Public Company Directorships • Essential Energy Services (since 2012)	2022 Total Compensation $319,070 2022 Voting Results Equity-at-Risk[1]

Committees

•  AC (financial expert)

•  GHRC

Attendance

Skills and Experience

•  CEO / Senior Officer

•  Financial Experience

•  Financial Literacy

•  Governance / Board

•  Human Resources and Compensation

•  Managing / Leading Growth

•  Oil and Gas Operations

•  Risk Management

Experience	Over 40 years in oil and gas pipeline, integrated energy transportation, midstream services
Other / Past Directorships (5-year history)

•       Coril Holdings Ltd. (since 2003)

•      Director, Board Chair and Co-Chair of the General Oil and Gas Division of the United Way of Calgary and Area (2010 to 2018)

•      Pembina Pipeline Corporation (Pembina) (2000 to 2020)

Background

•       Various executive and management roles at Pembina, including CEO (2012 to 2013), President (2000 to 2012), Vice President and CFO (1997 to 2000), Controller (1980 to 1992) and Manager, Internal Audit (1978 to 1980)

•      Oversaw transformation from a $450 million Alberta oil pipeline company to a $12.5 billion North American leading integrated energy transportation and midstream services company

Education	• B.Comm. (Honors), University of Manitoba
Other	• Chartered Accountant

Note:

1.  Calculated based on the total number of shares and DSUs on March 15, 2023 multiplied by $17.19 (the TSX closing price on March 15, 2023), in accordance with the Share Ownership Policy.

2023 Vermilion Energy Inc. Circular	38

Directors

Dion Hatcher

Calgary, Alberta, Canada Age 50 Non-Independent (since 2023) Share Ownership Multiple[1] 5.0 Public Company Directorships Coelacanth Energy Inc. (since 2022)

2022 Total Compensation

Does not receive any
compensation as a director
of Vermilion.

2022 Voting Results

Appointed to the Board on
March 7, 2023. This is his
first time standing for
election.

Equity-at-Risk[1]

Committees

•  None

Attendance

Appointed to the Board on
March 7, 2023 and did not
attend any meetings as a
director in 2022.

Skills and Experience

•  CEO / Senior Officer

•  Global CEO / Senior Officer

•  Managing / Leading Growth

•  Oil and Gas Operations

Experience	Over 25 years of industry experience focused on production and operations engineering, asset management and business development, working onshore and offshore in Europe and Canada
Current Role

•     President and CEO (since March 7, 2023)

•     Various executive and and management roles at Vermilion including President (2022 to 2023), Vice President, North America (2020 to 2021), Vice President, Canada Business Unit (2016 to 2020) and Director, Alberta Foothills - Canada Business Unit (2014 to 2016)

•       Joined Vermilion in 2006 as a Senior Exploitation Engineer on the France team and in 2008 progressed to the role of France Exploitation Manager

Background	• Prior to joining Vermilion worked at Chevron for nine years in operations, technical and project management roles both onshore and offshore
Education	• B.Sc. Mechanical Engineering (Dean's List), Memorial University of Newfoundland
Other	• Professional Engineer (P.Eng.) designation

Note:

1.Calculated based on the total number of shares on March 15, 2023 multiplied by $17.19 (the TSX closing price on March 15, 2023), in accordance with the Share Ownership Policy.

2023 Vermilion Energy Inc. Circular	39

Directors

James J. Kleckner Jr.

Edwards, Colorado, USA Age 65 Independent (since 2021) Share Ownership Multiple[2] 0.7 (has until October 18, 2026) Public Company Directorships • None	2022 Total Compensation[1] $373,814 2022 Voting Results Equity-at-Risk2	Committees • HSEC • IRC Attendance Skills and Experience • Global CEO / Senior Officer • Government Relations • Health, Safety and Environment • Oil and Gas Operations • Risk Management

Experience	Over 35 years in oil and gas US onshore and international
Other / Past Directorships (5-year history)	• Great Western Petroleum (since 2021) • Parsley Energy (2019 to 2021) • Jagged Peak Energy (2017 to 2019) • Delonex Energy Ltd. (2016 to 2019)
Background

•  Most recently CEO of Jagged Peak, which focuses on production and development in the Permian Basin

•  Various executive roles at Anadarko Petroleum Corporation and Kerr McGee Corporation

•  Extensive operational and technical experience in US onshore and international oil and gas operations including leadership over a full range of exploration, development, production and operating priorities, including mergers and acquisitions, health, safety and environment, community and government relations and enterprise risk management

Education	• B.Sc. Petroleum Engineering, Colorado School of Mines
Other	• Member of Society of Petroleum Engineers

Notes:

1.  US directors received the same nominal value in US currency and values have been converted to Canadian dollars using the exchange rate on December 30, 2022 of 1.3544.

2.  Calculated based on the total number of shares and DSUs on March 15, 2023 multiplied by $17.19 (the TSX closing price on March 15, 2023), in accordance with the Share Ownership Policy.

2023 Vermilion Energy Inc. Circular	40

Directors

Carin S. Knickel

Golden, Colorado, USA Age 66 Independent (since 2018) Share Ownership Multiple[2] 6.2 Public Company Directorships • Hudbay Minerals Inc. (since 2015)	2022 Total Compensation[1] $387,358 2022 Voting Results Equity-at-Risk[2]

Committees

•  GHRC, Chair

•  HSEC

•  SC

Attendance

Skills and Experience

•  CEO / Senior Officer

•  Global CEO / Senior Officer

•  Governance / Board

•  Human Resources and Compensation

•  Managing / Leading Growth

•  Oil and Gas Operations

Experience	Over 40 years in human resources, business strategy and development and crude oil and natural gas marketing
Other / Past Directorships (5-year history)	• Whiting Petroleum Corporation (now Chord Energy) (2015 to 2020) • Director, National MS Society - Colorado / Wyoming Chapter (2014 to 2019)
Background

•  Various global senior leadership roles at ConocoPhillips across several business lines, most recently as Corporate Vice President of Global Human Resources

•  Through extensive Board and Committee service with Hudbay Minerals Inc. (Compensation and HR Committee Chair, Corporate Governance and Nominating Committee member and Environment, Health, Safety and Sustainability Committee member) and Whiting (Compensation Committee member and Sustainability Committee Chair) has overseen a wide range of sustainability issues, including community and Indigenous Peoples engagement and development

Education	• B.Sc. Business, Marketing, University of Colorado • M.Sc. (Sloan Fellowship, Management), Massachusetts Institute of Technology

Notes:

1.  US directors received the same nominal value in US currency and values have been converted to Canadian dollars using the exchange rate on December 30, 2022 of 1.3544.

2.  Calculated based on the total number of shares and DSUs on March 15, 2023 multiplied by $17.19 (the TSX closing price on March 15, 2023), in accordance with the Share Ownership Policy.

2023 Vermilion Energy Inc. Circular	41

Directors

Stephen P. Larke

Calgary, Alberta, Canada Age 51 Independent (since 2017) Share Ownership Multiple[1] 3.9 Public Company Directorships • Headwater Exploration Inc. (since 2020) • Topaz Energy Corp. (since 2019)	2022 Total Compensation $286,000 2022 Voting Results Equity-at-Risk[1]	Committees • AC (financial expert) • GHRC • SC, Chair Attendance Skills and Experience • Financial Literacy • Governance / Board • Human Resources and Compensation • Managing / Leading Growth

Experience	Over 20 years in energy capital markets, including research, sales, trading and equity finance
Other / Past Directorships (5-year history)	• Azimuth Capital Management (2017 to 2018)
Background

•  Various partner and senior leadership roles in private equity and investment dealer companies, most recently as Operating Partner and Advisory Board member with Azimuth Capital Management (an energy-focused private equity fund based in Calgary)

•  Formerly, Managing Director and Executive Committee member with Peters & Co. (Peters) (2005 to 2015) and Vice President and Director with TD Newcrest (1997 to 2005)

Education	• B.Comm. (Distinction), University of Calgary
Other

•  Chartered Financial Analyst

•  Institute of Corporate Directors designation

•  Fundamentals of Sustainability Accounting (FSA) Credential Holder

•  Received leading rankings in the Brendan Wood International survey of institutional investors at Peters and TD Newcrest

Note:

1.Calculated based on the total number of shares and DSUs on March 15, 2023 multiplied by $17.19 (the TSX closing price on March 15, 2023), in accordance with the Share Ownership Policy.

2023 Vermilion Energy Inc. Circular	42

Directors

Dr. Timothy R. Marchant

Calgary, Alberta, Canada Age 72 Independent (since 2010) Share Ownership Multiple[1] 9.9 Public Company Directorships • VAALCO Energy Inc. (since 2022) • Valeura Energy Inc. (since 2015)	2022 Total Compensation $286,000 2022 Voting Results Equity-at-Risk[1]	Committees • HSEC, Chair • IRC • SC Attendance Skills and Experience • CEO / Senior Officer • Global CEO / Senior Officer • Governance / Board • Government Relations • Managing / Leading Growth

Experience	Over 40 years oil and gas industry experience in Canada and internationally, including exploration, foreign growth strategies, sustainability and international operations
Current Role

•  Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary, teaching energy, corporate social responsibility and sustainability strategies

•  Lecturer for the Institute of Corporate Directors Education Program on environment, social and governance strategies

Other / Past Directorships (5-year history)	• Cub Energy Inc. (2013 to 2022) • TransGlobe Energy (subsidiary of VAALCO Energy Inc.) (2020 to 2022)
Background	• Various senior executive roles with British Petroleum and Amoco in North America and the Middle East
Education	• Ph.D. Geology, Trinity College, University of Dublin • Executive Program, Ivey School of Business, University of Western Ontario
Other	• Institute of Corporate Directors designation

Note:

1.  Calculated based on the total number of shares and DSUs on March 15, 2023 multiplied by $17.19 (the TSX closing price on March 15, 2023), in accordance with the Share Ownership Policy.

2023 Vermilion Energy Inc. Circular	43

Directors

William B. Roby

Katy, Texas, USA Age 63 Independent (since 2017) Share Ownership Multiple[2] 4.0 Public Company Directorships • California Resources Corporation (since 2020)	2022 Total Compensation[1] $387,358 2022 Voting Results Equity-at-Risk[2]

Committees

•  HSEC

•  IRC, Chair

•  SC

Attendance

Skills and Experience

•  CEO / Senior Officer

•  Global CEO / Senior Leader

•  Financial Literacy

•  Health, Safety and
Environment

•  Managing / Leading
Growth

•  Oil and Gas Operations

•  Reserve Evaluation

•  Environment, Social and
Governance

Experience	Over 40 years oil and gas industry experience, including exploration, production and operations, international business development, business ethics, health, safety and environment, and community engagement work with Indigenous Peoples
Current Role	• CEO, Shepherd Energy, LLC (since 2015)
Background

•  COO, Sheridan Production Company, LLC (2013 to 2014)

•  Various US and International management positions with Occidental Petroleum Corporation, most recently as Senior Vice President, Worldwide Operations and Production / Facility Engineering (2000 to 2013)

•  Operations Vice President, Altura (Shell/BP Joint Venture), the largest Permian Basin operator

Education	• B.Sc. Mechanical Engineering, Louisiana State University
Other

•  Professional Engineer and member of Society of Petroleum Engineers

•  Significant expertise in CO2 sequestration and injection that has been called upon by both federal and state governments in the US

Notes:

1.  US directors received the same nominal value in US currency and values have been converted to Canadian dollars using the exchange rate on December 30, 2022 of 1.3544.

2.  Calculated based on the total number of shares and DSUs on March 15, 2023 multiplied by $17.19 (the TSX closing price on March 15, 2023), in accordance with the Share Ownership Policy.

2023 Vermilion Energy Inc. Circular	44

Directors

Manjit K. Sharma

Toronto, Ontario, Canada

Age 57

Independent (since 2021)

Share Ownership Multiple[1]

1.4

(has until July 19, 2026)

Public Company Directorships

•   Finning International Inc.
(since 2022)

•   TransAlta Corporation
(since 2023)

2022 Total Compensation $284,736 2022 Voting Results Equity-at-Risk[1]	Committees • AC, Chair (financial expert) • GHRC Attendance Skills and Experience • CEO / Senior Officer • Global CEO / Senior Officer • Financial Experience • Financial Literacy

Experience	Over 30 years of depth and experience naviagting a wide range of operational matters in a variety of industries, with a comprehensive background in finance, real estate, procurement and business development
Other / Past Directorships (5-year history)

•  Export Development Canada (since 2020)

•  GE Canada Pension Trust Committee (since 2007)

•  BGO Prime Canadian Property Fund (2008 to 2021)

•  Ontario Chamber of Commerce (2019 to 2021)

•  YMCA Greater Toronto (2013 to 2020)

•  GE Canada Company (2007 to 2019)

Background

•  CFO, WSP Canada

•  Various senior management roles with GE Canada over 20 years, including CFO with responsibilities spanning strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, diversity and inclusion

Education	• B.Comm. (Honors), University of Toronto
Other	• Fellow Chartered Professional Accountant • Institute of Corporate Directors designation • Global Competent Boards Designation • One of Canada’s Top 100 Most Powerful Women (2019)

Note:

1.Calculated based on the total number of shares and DSUs on March 15, 2023 multiplied by $17.19 (the TSX closing price on March 15, 2023), in accordance with the Share Ownership Policy.

2023 Vermilion Energy Inc. Circular	45

Directors

Myron M. Stadnyk

Calgary. Alberta, Canada

Age 60

Independent (since 2022)

Share Ownership Multiple[1]

1.0

(has until June 1, 2027)

Public Company Directorships

•  Crescent Point Energy Corp.
(since 2020)

•  Prairie Sky Royalty Ltd.
(since 2018)2

2022 Total Compensation $160,747 2022 Voting Results Appointed to the Board on June 1, 2022. This is his first time standing for election. Equity-at-Risk[1]

Committees

•  HSEC

•  IRC

Attendance

Skills and Experience

•  CEO / Senior Officer

•  Governance / Board

•  Financial Experience

•  Health, Safety and Environment

•  Human Resources and Compensation

•  Managing / Leading Growth

•  Oil and Gas Operations

Experience	Over 35 years oil and gas industry experience, both domestic and international, including project management, operations and leadership
Other / Past Directorships (5-year history)	• University of Saskatchewan Engineering Advancement Trust (since 2010) • ARC Resources (2013 to 2020)
Background

•  President (2009 to 2020) and President and CEO of ARC Resources Ltd. (2013 to 2020) transforming it from a royalty trust to a top-tier Montney producer

•  Domestic and international roles at a major oil and gas company, including project management and operations

Education	• B.Sc. Mechanical Engineering, University of Saskatchewan • Harvard Business School Advanced Management Program
Other

•  Professional Engineer and member of the Association of Professional Engineers and Geoscientists of Alberta

•  C.J. Mackenzie Distinguished Lecturer, College of Engineering, University of Saskatchewan (2022)

•  Institute of Corporate Directors designation

Notes:

1.Calculated based on the total number of shares and DSUs on March 15, 2023 multiplied by $17.19 (the TSX closing price on March 15, 2023), in accordance with the Share Ownership Policy.

2.Mr. Stadnyk will not be standing for re-election on Prairie Sky Royalty's board of directors in 2023.

2023 Vermilion Energy Inc. Circular	46

Directors

Judy A. Steele

Halifax, Nova Scotia, Canada Age 63 Independent (since 2021) Share Ownership Multiple[1] 2.0 (has until July 19, 2026) Public Company Directorships • None	2022 Total Compensation $276,000 2022 Voting Results Equity-at-Risk[1]	Committees • AC (financial expert) • GHRC • SC Attendance Skills and Experience • CEO / Senior Officer • Financial Experience • Financial Literacy • Governance / Board

Experience	Over 35 years in various energy businesses, including hydro, wind, biomass and natural gas fired electrical generating facilities
Current Role

•  President and COO of Emera Energy Inc., a subsidiary of Emera Inc., responsible for commercial performance, operations, business growth and development, risk management, and team leadership and development

•  Member of Emera Corporate Leadership Team, Sustainability Management Committee and Leadership Safety, Advisory Council

Other / Past Directorships (5-year history)	• Canadian Blood Services (since 2017) • St. Francis Xavier University (2016 to 2022)
Background	• Various executive and senior management roles with Emera • 14 years with Ernst & Young before joining Emera
Education	• Bachelor of Public Relations, Mount Saint Vincent University
Other	• Fellow Chartered Professional Accountant

Note:

1.Calculated based on the total number of shares and DSUs on March 15, 2023 multiplied by $17.19 (the TSX closing price on March 15, 2023), in accordance with the Share Ownership Policy.

2023 Vermilion Energy Inc. Circular	47

Directors

Share Ownership

The Share Ownership Policy requires non-executive directors to hold three times their annual retainer. Board members have five years from their appointment date to comply. If a director is not in compliance they have 30 days to comply.

Shares and deferred share units ("DSUs") count toward share ownership requirements for directors. The value of equity-at-risk was calculated by multiplying the total number of shares on March 15, 2023 by $17.19 (the TSX closing price that day). See Schedule A for a table of year-over-year changes in director share ownership.

Attendance

____________________________________________________________________________

In 2022, the average Board and committee attendance rate was 98%.

____________________________________________________________________________

Attendance is calculated including all regular Board and committee meetings, the Board strategy sessions and the annual shareholder meeting held since the director’s appointment. See Schedule A for more information.

Directors are invited as guests to all committee meetings (of which they are not members) to increase their knowledge of committee activities. In 2022, the majority of directors voluntarily attended all committee meetings.

Skills Matrix

Our Board members have significant relevant experience in all facets of our business. Those directors who have senior leadership or significant operational experience in each area are highlighted below. All other directors have some familiarity and specific experience in all areas.

Area	Michaleski	Hatcher	Kleckner	Knickel	Larke	Marchant	Roby	Sharma	Stadnyk	Steele
CEO / Senior Officer
Global CEO / Senior Officer
Financial Experience
Financial Literacy
Governance / Board
Government Relations
Health, Safety and Environment
Human Resources and Compensation
Managing / Leading Growth
Oil and Gas Operations
Reserve Evaluation
Risk Management
Sustainability (ESG)

2023 Vermilion Energy Inc. Circular	48

Directors

Interlocks

There are no interlocks - where Vermilion directors serve together on the same outside board - among the 2023 director nominees.

The table below includes a list of our directors and their respective public boards.

Other Public Companies	Michaleski	Hatcher	Kleckner	Knickel	Larke	Marchant	Roby	Sharma	Stadnyk	Steele
California Resources Corporation			None							None
Coelacanth Energy Inc.
Crescent Point Energy
Essential Energy Services
Finning International Inc.
Headwater Exploration Inc.
Hudbay Minerals Inc.
PrairieSky Royalty Ltd.
Topaz Energy Corp.
TransAlta Corp.
VAALCO Energy Inc.
Valeura Energy Inc.

Sanctions, Orders or Bankruptcies

No director nominee is, at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the company in respect of which the Circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ms. Knickel who was, from 2015 to 2020, a Board member of Whiting Petroleum Corporation which declared bankruptcy in April 2020 and emerged from bankruptcy in September 2020.

2023 Vermilion Energy Inc. Circular	49

Directors

Director Compensation

Philosophy

We compensate directors in light of current market conditions and competitive practices, in alignment with our pay-for-performance philosophy.

Our total director compensation package recognizes the increasing responsibilities, time commitments and accountability of Board members. We review the package annually to ensure we are able to attract and retain the skilled members needed on the Board.

Review and Approval

The GHRC is responsible for reviewing and approving director compensation. Each year they review director compensation against the peer group and industry practices used to measure corporate performance. See page 72 for the peer group.

The GHRC recommended no increase in director compensation for 2022 to 2023.

Components

Our directors receive an annual retainer and an annual flat meeting fee. Retainers and meeting fees may be paid in DSUs, common shares, cash or any combination payment. Directors may elect to receive all of their compensation in DSUs.

____________________________________________________________________________

Directors must take 50% or more of their annual retainer in DSUs until they meet their share ownership requirements.

____________________________________________________________________________

Directors who have met their share ownership requirement must take at least 25% of their annual retainer in DSUs.

Retainers are paid quarterly, after they have been earned.

Canadian and US directors receive the same face value for retainers and fees, in their home country currency. This ensures we are able to attract and retain qualified directors across North America.

2023 Vermilion Energy Inc. Circular	50

Directors

Deferred Share Unit Plans

Our legacy Deferred Share Unit Plan will continue to govern grants made under it. The Omnibus Incentive Plan governs DSU grants made after May 11, 2022.

The pricing to determine the number of DSUs is based on applicable five-day volume weighted average price ("VWAP") prior to the grant date (the TSX for Canadian directors or the NYSE for US directors).

____________________________________________________________________________

Non-employee directors can receive DSUs up to 100% of their total compensation.

____________________________________________________________________________

2022 Structure

Component	Amount
Board member retainer	$251,000
Board Chair retainer	$57,500
Audit Committee Chair retainer	$15,000
Other Committee Chair retainer	$10,000
Board and committee annual flat meeting fee	$25,000

Board and committee Chair retainers are in addition to the Board member retainer.

____________________________________________________________________________

The only equity directors receive are DSUs provided in lieu of their cash retainer.

____________________________________________________________________________

2022 Compensation Paid

Directors did not receive any compensation other than their retainers in 2022. Directors who joined the Board during the year received their retainers on a pro-rated basis.

____________________________________________________________________________

In 2022, Vermilion directors together earned $2,882,024 in total. 74% was paid in DSUs.

____________________________________________________________________________

Each director’s total compensation is included in their biographies. See Schedule A for the following tables regarding 2022 director compensation:

•  Summary Compensation Table

•  DSUs Delivered in Lieu of Cash Retainers in 2022

•  December 31, 2022 DSU Awards and Value

•  2022 DSU Awards Redeemed

•  Changes to Number and Value of Shares and DSUs Held

2023 Vermilion Energy Inc. Circular	51

Compensation

Compensation

Letter to Shareholders

Dear Fellow Shareholders,

The GHRC is pleased to share an overview of Vermilion’s performance in 2022 and a summary of how we determined 2022 executive compensation.

In the following pages you will find detailed discussions of our philosophy and how it aligns with corporate performance. Our objective is to incentivize exceptional performance that will benefit shareholders. To do this, we ensure that over 80% of overall executive compensation tied to performance.

____________________________________________________________________________

80% of executive compensation is performance-based.

____________________________________________________________________________

Pay-for-Performance

We are accountable for ensuring that the links between pay and our business goals are appropriate and strongly aligned with your interests as shareholders. We also consider how to mitigate compensation-related risk to Vermilion.

In this section:

2023 Vermilion Energy Inc. Circular	52

Compensation

2022 Financial and Operational Key Achievements

In 2022, we delivered on our strategic priorities and continued to re-position Vermilion for long-term success. Our emphasis on financial discipline, maximizing European gas exposure and increasing our North American inventory positioned Vermilion for enhanced return of capital.

Financial Results

•  Record FFO1 of $1.6 billion and record FCF1 of $1.1 billion in 2022, representing a year-over-year increase of 78% and 99%, respectively

◦  These results were achieved despite incurring $406 million of realized hedging losses and $223 million of temporary windfall taxes

• This record level of free cash flow allowed us to fund over $500 million of strategic acquisitions, reduce net debt by over $300 million, and return over $100 million to our shareholders through dividends and share buybacks

•  We reinstated a quarterly dividend in Q1 2022 and initiated a share buyback program in Q3 2022

◦  Declared $46 million in dividends

◦  Repurchased $72 million of Vermilion shares, representing 11% of FCF

• Exited the year with net debt of $1.3 billion or 0.8 times trailing FFO, which is the lowest leverage in over 10 years
• Total shareholder return in excess of 50% including share price appreciation and dividends
Operational Results	• Annual average production was 85,187 boe/d, consistent with 2021 production levels
• Completed the strategic acquisition of Leucrotta Exploration in 2022, marking Vermilion’s entry into the prolific Montney resource play
• Total proved plus probable reserve life index increased by 9% in 2022 to 16.8 years, reflecting our continued focus on enhancing the asset base
ESG and HSE	• On track to achieve 15-20% Scope 1 emissions intensity reduction target, with 5% reduction at end of year 2021 (2022 results available mid-2023)
• Globe and Mail's Board Games evaluation of best practices in areas of Board composition, executive compensation, shareholder rights and disclosure, ranked Vermilion top in our peer group and 2nd amongst all oil and gas E&P companies
• Top quartile peer sustainability performance: 3-year average 100th percentile for CDP Climate and S&P Global, and 90th percentile for Sustainalytics
Note:

1.See Advisory Statements in Schedule E.

2023 Vermilion Energy Inc. Circular	53

Compensation

2022 Pay Decisions

Our 2022 compensation programs were similar to the 2021 programs.

We appointed a new President effective January 1, 2022. We set his annual compensation at the 25th percentile of our peer group. When an executive is new to a role we generally take a multi-year approach to transition their target compensation to the market median relative to market comparators.

____________________________________________________________________________

We target pay at the market median.

____________________________________________________________________________

Base Salary Changes

All base salary changes reflect adjustments to meet the median pay of peers for similar positions. The salary changes include:

•  An increase for Mr. Hatcher on his promotion to President as of January 1, 2022

•  An increase for market adjustments for Mr. Glemser, Mr. Tan and Mr. Kerwin

•  Mr. Donadeo did not receive a salary increase in 2022 and he retired from the Company on September 1, 2022

2023 Vermilion Energy Inc. Circular	54

Compensation

Short-term Incentive (Bonus)

Our STIP scorecard evaluates corporate success based on four factors: financial performance (40%), health, safety and environment (10%), operational performance (35%), and strategy (15%). See page 75 for full details.

Following the GHRC assessment and recommendation, the Board approved a performance multiple of 124% for 2022. The assessment considered that Vermilion:

•  Outperformed target performance in the financial category, representing 40% of the scorecard

•  Achieved target performance on HSE and the majority of operational measures

•  Underperformed on the production measures

Our NEO bonus payments were 13% lower in 2022 than 2021, excluding Mr. Hatcher and Mr. Donadeo. This was because our short-term incentive plan ("STIP") multiple was 18% lower in 2022.

•  Mr. Hatcher's short-term incentive increased because of his promotion to President in 2022. His higher salary in 2022 and higher STIP target contributed to this increase

•   Mr. Donadeo did not receive a bonus for 2022 due to his retirement from the Company during the year

Our President and CEO's bonus payment is based 100% on corporate performance. The bonus for our other NEOs is based on a combination of corporate and individual performance.

2023 Vermilion Energy Inc. Circular	55

Compensation

Long-term Incentive Plan ("LTIP")

2022 LTIP Award

LTIP awards are granted on an annual basis, taking into consideration individual performance, the prior year grant, retention and competitive market data.

The 2022 LTIP awards for NEOs were similar to last year, excluding executives that were promoted in late 2021 or in 2022.

•  Mr. Hatcher was promoted to President as of January 1, 2022; his annual LTIP award was targeted at P25 of our peer group as he was new to the role

•  Mr. Kerwin was promoted to Vice President, International and HSE as of November 1, 2021

2023 Vermilion Energy Inc. Circular	56

Compensation

2022 LTIP Performance Multiple

The 2019 LTIP grant vested in 2022. Following the GHRC assessment of the Company's performance against the 2019 LTIP grant metrics, they recommended and the Board approved a performance multiple of 1.5 times. The performance multiple was determined using our LTIP scorecard, which evaluated corporate success over a three-year period based on goals set in three areas: market returns (30%), financial and operational performance (60%) and environment, social and governance sustainability (10%). See page 76 for full details.

2022 LTIP Payout

Long-term incentive awards that vested in 2022 were settled in shares issued from treasury.

____________________________________________________________________________

Together, Vermilion executives and employees drive our performance, so our compensation is based on one incentive plan for executives and employees, alike.

____________________________________________________________________________

We Welcome Your Feedback

As always, we welcome comments and feedback from you on our executive compensation program.

Submitted by the members of the

Governance and Human Resource Committee

2023 Vermilion Energy Inc. Circular	57

Compensation

Compensation Governance

Decision-Making Structure

Our Board decides targeted compensation for Vermilion executives, based on recommendations from the GHRC.

The GHRC receives information and bases its recommendations on peer company publicly disclosed compensation information, survey information from consulting firms and input and feedback from the President and CEO (with respect to performance of other NEOs). Data about performance and peer comparisons is compiled by management and includes supporting executive compensation recommendations for the year.

____________________________________________________________________________

The Board and the GHRC work collaboratively to determine

NEO compensation to be approved by the Board.

____________________________________________________________________________

The Board has discretion to adjust compensation programs up or down to ensure outcomes link to our performance.

2023 Vermilion Energy Inc. Circular	58

Compensation

Process and Testing

We follow a similar process each year to evaluate and determine our compensation programs.

Management’s Analysis

Management supports its recommendations by providing the GHRC with analysis that includes:

• Compensation market information (peer group and local oil and gas industry)	• Corporate performance scorecards
• Vermilion's performance compared to peers	• Compensation trends and practices
• Guidance from governance organizations such as CCGG, ISS and Glass Lewis	• Executives’ pay relative to total shareholder return
• Individual performance relative to objectives	• Shareholder feedback

Management also provides the GHRC with current and historic compensation information (base salary, short- and long-term incentives and total compensation) for each executive.

Stress-testing and back-testing information is also provided to ensure that the GHRC can weigh the impact of various market and performance scenarios before making a recommendation to the Board.

Consultants

The GHRC and the Board are both authorized to use their own outside consultants on executive compensation. In 2022, the GHRC obtained survey data from Mercer (Canada) Ltd.

Compensation Consultant Fees

Services	2021 Fees	2022 Fees
Executive compensation-related fees[1]	$42,667	-
All other fees (includes survey data from Mercer)	$11,300	$13,125
Total	$53,967	$13,125
Note:

1.  2021 fees relating to compensation design (Willis Towers Watson). Fees were for services provided in 2020.

2023 Vermilion Energy Inc. Circular	59

Compensation

GHRC

Work Plan

Each year the GHRC follows a work plan to ensure it has continuous oversight and input into executive compensation. The GHRC’s annual work plan is included in Schedule C on page 105.

GHRC Membership Qualifications

All members of the GHRC are independent. Our GHRC members are highly experienced former and current senior executives who have considerable compensation program and human resources-related experience. Based on their individual and collective experience they provide strong leadership and governance oversight of the design and execution of our compensation programs.

Consistent with its mandate the GHRC is well equipped to inquire, debate, provide guidance and make decisions in respect of a wide range of human resources and compensation matters.

Member	Human Resources and Compensation Skills and Experience
Knickel, Chair

•  GHRC member since August 1, 2018, Chair since May 1, 2020

•  Executive leadership positions in various energy businesses, including Vice President of Global Human Resources for ConocoPhillips

•  Director and compensation / human resources committee experience with Hudbay and Whiting Petroleum

•  As a director and former human resources executive, Ms. Knickel brings a wealth of experience in both managing and overseeing compensation matters and decisions

Larke

•  GHRC member since June 11, 2017

•  Director of Headwater Exploration and Topaz Energy, with oversight of compensation matters

•  As a former executive with various private equity and investment dealers specializing in the energy industry, Mr. Larke has extensive experience in reviewing compensation programs from a shareholder perspective

Michaleski

•  GHRC member since June 11, 2017

•  Executive leadership roles at Pembina, including President and CEO, has extensive experience in reviewing compensation programs

•  Director and governance and compensation committee chair of Essential Energy Services, with significant experience reviewing governance and compensation matters from a shareholder perspective

Sharma

•  GHRC member since June 1, 2022

•  Director of Finning, Export Development Canada and member of GE Canada Pension Trust Committee

•  Completed the Institute of Corporate Directors education program

•  In her Board roles she oversees executive compensation programs and decisions

Steele

•  GHRC member since July 19, 2021

•  Executive leadership positions in various energy businesses

•  As President and Chief Operating Officer of Emera, she manages team leadership and development, overseeing compensation recommendations

•  From her various executive management and Board roles she brings a breadth of knowledge and understanding of energy industry compensation practices

2023 Vermilion Energy Inc. Circular	60

Compensation

Philosophy and Objectives

Our compensation philosophy and program objectives are the same for all employees, including our executives. We prioritize the long-term, sustainable success of Vermilion.

Our compensation objectives align with our philosophy through six principles:

Our compensation program incorporates reasonable objectives to encourage long-term financial sustainability and growth, while ensuring outcomes are in the best interests of stakeholders.

____________________________________________________________________________

Our compensation programs target pay at the market median of our peer group.

____________________________________________________________________________

2023 Vermilion Energy Inc. Circular	61

Compensation

Elements

All elements of our compensation program fit within two categories.

2023 Vermilion Energy Inc. Circular	62

Compensation

Summary of Elements

	Direct			Indirect
	Salary	Short-term Incentives (Bonus)	Long-term Incentives	Savings Contributions	Benefits and Perquisites
What	Fixed amount paid in dollars	Variable amount	Variable amount in the form of share awards	Contribution to a non-registered or registered plan	Include extended health, dental, life insurance, wellness benefits and parking
Why	For skills and knowledge employees deliver	Rewards personal contributions and achievement of organizational objectives	Rewards achievement of long-term objectives	Employees can increase their ownership in Vermilion while also supporting their savings and retirement goals	Helps maintain a healthy lifestyle
	Provide income certainty to attract and retain	Enhances retention	Enhances retention and promotes sustained shareholder value growth	Enhances retention	Enhances retention
Target	Median, based on performance	Median, based on performance, targets and a percentage of eligible earnings	Median, based on overall performance	Median	Median
Performance Period	Day-to-day	One year	Three years	Day-to-day	Day-to-day
Payout	Provided each pay period	Paid in cash or shares or combination of both at the discretion of the Board	Awards vest as cash or shares or combination of both at the discretion of the Board	Contributions made each pay period	Provided each pay period
Triggers	Evaluated annually and on job change	Individual and corporate performance, based on STIP scorecard	Cliff vesting tied to LTIP scorecard	Up to 7% of contributions matched at 1.5 times (maximum: 17.5% total contribution)	Provided to all employees, except parking (senior level employees)
Risk	No risk	At-risk reward	At-risk reward	At-risk reward	No risk

Long-term incentive grants are pro-rated for new-hires in the year of hire.

Savings contributions may be made to a registered or non-registered plan. The employer contribution through the issuance of shares from treasury for saving contributions is limited to 25%.

2023 Vermilion Energy Inc. Circular	63

Compensation

Direct Compensation

Base Salary

In the first quarter of the year the GHRC approves the base salary budget for all employees and the level of base salary for each NEO. During the year the GHRC retains the ability to make adjustments to reflect changes in competitive practices, the market and overall economic conditions. Annual adjustments are usually effective April 1st.

Variable Pay

The President and CEO’s bonus depends 100% on corporate results. For all other executives and employees, the bonus is based on a combination of individual and corporate performance.

NEOs (other than the President and CEO) may have bonus multipliers higher or lower than the corporate performance scorecard for short- and long-term incentive grants because of the individual performance component of their awards. We assess individual performance on contributions to meeting Vermilion’s financial, operating, environmental, safety and sustainability goals and objectives. This provides a way to differentiate the performance contributions of employees.

____________________________________________________________________________

We measure corporate and individual performance in similar ways, with a range of outcomes from bottom quartile to top quartile. Our compensation reflects our results.

____________________________________________________________________________

Individual Performance

Our individual performance management process includes:

•  Setting clear expectations for performance

•  Communicating performance and development goals, and career aspirations

•  Identifying opportunities to learn and grow

•  Providing ongoing feedback

•  Evaluating results and how they were achieved

•  Recognizing accomplishments

Corporate Performance

We measure corporate performance annually using our balanced STIP and LTIP scorecards.

Our business and strategy are guided by our core business principles of:

2023 Vermilion Energy Inc. Circular	64

Compensation

In April 2021, we revised our scorecards to ensure the short- and long-term scorecard measures were aligned to our core business principles and with key stakeholders.

Our STIP and LTIP scorecards provide a fair evaluation of corporate performance by tying closely to our strategic goals (including quantitative and qualitative factors) and delivery of superior long-term value creation for our shareholders.

Short-term Incentives

STIP Scorecard

Category	Measure(s)	Reason	Weight
Financial Performance	• Net debt to cash flow • Payout ratio • EBIT-ROACE (earnings before interest, tax, depreciation and amortization on return on average capital employed) • Cash flow • Cash flow per share	• Reinforces the importance of a strong balance sheet, maintaining a total payout ratio below 100%, and ensuring a focus on profitability • Provides a holistic view of our financial performance	40%
Operational Performance	• Production relative to budget and guidance • CAPEX (capital expenditures) relative to budget • Gross G&A (general and administrative) cost relative to budget • Operating costs • Transportation costs	• Supports the core principle of consistently delivering results to meet or exceed expectations	35%
Health, Safety and Environment (HSE)	• Year-end performance against industry-typical set of leading and lagging indicators1	• Aligns to our first priority of conducting our business in a manner that ensures the health and safety of people involved in our operations • Ensures management continues to focus on HSE performance, including as it relates to ESG	10%
Strategy	• Strategic capital allocation	• Assesses strategic acquisitions and/or dispositions completed, execution of the business plan and returns to shareholders, if any, based on a one-year performance	15%

Note:

1.  Leading indicators are inputs such as observations, inspections and prevention projects. Lagging indicators are outputs such as lost time incidents, total recordable injuries, motor vehicle accidents, and spills and releases.

2023 Vermilion Energy Inc. Circular	65

Compensation

The scorecard is intended to provide a corporate performance score between 80% and 120% for the majority of the time. These scores translate into payouts between 50% and 150% of the targets for the NEOs. It is possible to have payments up to 200% in very successful years and payments below 50% in poor performing years.

____________________________________________________________________________

By design our STIP scorecard will usually

result in a performance score between 80% and 120%.

____________________________________________________________________________

Performance Level	Performance Score (of target)	Payout (of target value)
Minimum	60%	0%
Low	80%	50%
Target	100%	100%
High	120%	150%
Maximum	140%	200%

Payouts are distributed linearly between 0% and 200%.

The value of the short-term incentive paid to an NEO depends on their individual salary and performance targets, and the corporate score, as shown below:

President and CEO

Other NEOs

2023 Vermilion Energy Inc. Circular	66

Compensation

Long-term Incentives

Our long-term incentives provide all of our employees with an immediate ownership stake in Vermilion, motivating superior individual performance and alignment with shareholders.

Our standard long-term incentive program accommodates four share award types:

____________________________________________________________________________

All share awards granted to executives are 100% performance-based,

no matter the type of grant.

____________________________________________________________________________

Employees, other than executives, can choose to receive their awards (except in respect of a portion of the award for new-hire grants as discussed below) as either:

•  100% performance-based award, or

•  75% performance-based and 25% time-based (restricted) award

Employees who do not make a choice receive 75% performance- and 25% time-based awards.

For new-hire grants, awards vesting on the first anniversary are 100% time-based awards (restricted share units); for awards vesting on the second and third anniversaries a new-hire can choose their award type (as above).

____________________________________________________________________________

Our long-term incentive awards are designed to attract, retain,

engage and reward our employees globally.

____________________________________________________________________________

2023 Vermilion Energy Inc. Circular	67

Compensation

Long-term incentive awards are payable to active employees (as defined in the plan) upon vesting.

The annual LTIP grants for NEOs are determined based on the individual performance and market median alignment of our peer group.

LTIP Scorecard (Awards Granted after April 1, 2021)

The scorecard below is measured over three years and used to determine vesting for awards granted after April 1, 2021.

Category	Measure	Reason	Weighting
Market Returns	3-year relative total shareholder return (TSR)	Directly aligns with the shareholder experience	38%
Profitability	3-year earnings before interest, tax, depreciation and amortization on return on average capital employed (EBIT-ROACE)	Provides a clean analysis of intrinsic profitability by calculating a return on the capital we invest	18.5%
Operational Results	3-year proved developed producing after-tax (PDP-ATAX) recycle ratio measure	Assesses profitability based on producing assets, supporting our goal to reduce our cost structure	18.5%
Strategy	3-year execution of strategic plan, technology and innovation	Assesses strategic execution, including acquisitions, dispositions, returns to shareholders, and technology and innovation advance	15%
Sustainability	• Sustainalytics • S&P Global • CDP	Illustrates the importance of sustainability and how we carry this focus into all operations	10%

Three of the five measures above (TSR, PDP ATAX recycle ratio and sustainability) differ from the measures used in the STIP scorecard. The other two LTIP scorecard measures (EBIT-ROACE and strategy) are similar to the STIP scorecard; however, in the context of the LTIP scorecard they measure performance over a 3-year period rather than the one-year short-term incentive measures.

With the 2023 LTIP grant, the 10% allocation to Sustainability has been changed to reflect measures that better align with our long-term sustainability targets, as follows:

•  Emissions Reduction (5%)

•  Asset Retirement Obligation Reduction (3%)

•  ESG Rating Agency Scores (2%): Sustainalytics, S&P Global, MSCI, ISS E&S QualityScore

2023 Vermilion Energy Inc. Circular	68

Compensation

LTIP Scorecard (Awards Granted before April 1, 2021)

The scorecard below is measured over three years and used to determine vesting for awards granted before April 1, 2021.

Category	Measure	Weighting
Market	3-year relative total shareholder return (TSR)	30%
Financial and Operational	3-year after-tax cash flow recycle ratio 3-year fund flows from operations (FFO) return on capital	60%
Environment, Social and Governance Sustainability	Execution of the sustainability strategy including third-party ESG ratings	10%

2023 is the last year we have to manage two different long-term scorecards: one for awards granted prior to April 1, 2021 and one for awards granted on or after April 1, 2021.

Long-term Incentive Multiple

We apply a multiple between 0.0 and 2.0 (based on our performance over three years) when long-term incentive awards vest.

Long-term Incentive Score	Multiple
3.5001 to 4.5 (4th Quartile)	0
2.5001 to 3.5 (3rd Quartile)	1
1.5001 to 2.5 (2nd Quartile)	1.5
1.000 to 1.5 (1st Quartile)	2

Once vested, the Board decides if the awards are settled in cash, shares or a combination of both, and whether shares paid on settlement are to be issued from treasury or acquired through the facilities of the TSX.

Omnibus Incentive Plan

Our Omnibus Incentive Plan governs incentives paid to employees, executives and others, including:

•  Grants of share awards and, for our non-employee directors, deferred share units

•  Payments of employee (including executive) bonuses

•  Employer contributions to employee savings plans

The incentive plan was approved by shareholders at the annual shareholder meeting held on May 11, 2022. A detailed summary of the incentive plan is in Schedule D, and a full copy is available on sedar.com under Vermilion’s profile (filed April 8, 2022 under Other Securityholders Documents).

The incentive plan replaced the then existing Vermilion Incentive Plan, Deferred Share Unit Plan, Employee Bonus Plan and Employee Share Savings Plan. The legacy plans continue to govern outstanding awards made under those plans.

The Omnibus Incentive Plan share reserves must be approved by shareholders every three years. The next approval will be May 2025.

2023 Vermilion Energy Inc. Circular	69

Compensation

Share Reserve Under the Plan

The number of shares reserved for issue under the incentive plan is based on a 3.5% treasury rolling reserve. The total number of shares authorized and reserved for issuance under the incentive plan from treasury will not exceed 3.5%.

Under the plan, incentives may be settled with:

•   Cash

•  Shares issued from treasury (to a maximum of 3.5% of then issued and outstanding shares)

•  Shares acquired on a stock exchange (which do not dilute the interests of shareholders), or

•  Any combination of the above

____________________________________________________________________________

Awards that exceed the available reserves are settled with market purchased shares,

cash or a combination of both, which limits shareholder dilution.

____________________________________________________________________________

Burn Rate

The burn rate shows how quickly we are using treasury issued shares under the incentive plan. It is calculated by dividing the number of awards in a given year by the weighted average number of outstanding shares.

____________________________________________________________________________

Our 2022 burn rate is 1.06%.

____________________________________________________________________________

See Schedule D for tables setting out details of our year-end share reserves, burn rate and securities authorized for issue under equity compensation plans.

Participation Limits

All incentives granted under the plan are subject to the treasury reserve limit of 3.5% and insider participation limits (being a limit of not more than 5% of the outstanding shares entitled to be received by any insider and not more than 10% of the outstanding shares issued or issuable to all insiders together).

2023 Vermilion Energy Inc. Circular	70

Compensation

Indirect Compensation

Savings Plan

The purpose of our Savings Plan is to help employees enhance their financial well-being.

____________________________________________________________________________

We do not have a pension plan for any Canadian-based employees,

nor do we offer any deferred benefits.

____________________________________________________________________________

Eligible employees, including executives, can contribute up to 7% of their base earnings to our savings plan through regular payroll deductions. We match employees’ contributions 1.5 times to a maximum of 10.5%.

Employees can choose to invest their personal contributions in Vermilion shares, cash, tax-free savings account, registered retirement savings plan or other investments. Employer contributions are made through Vermilion shares issued from treasury, acquired on the open market or a combination of both (as decided by the Board).

The employer match helps increase employee ownership in Vermilion. Under our Omnibus Incentive Plan, the employer contribution by issuance of shares from treasury is limited to 25% of the total contribution. In 2022, a total of 86,343 shares were issued from treasury at prices per share between $18.35 and $28.17.

Benefits and Perquisites (Perks)

Our Canadian benefit plans provide all employees with extended health and dental coverage, life insurance, an employee assistance program and disability insurance. Benefits provided to employees vary depending on the country where employees are located.

We limit the use of perks - special benefits - for our executives. We do not think perks should be a significant element of compensation, but we understand that some are appropriate to keep us competitive. The GHRC regularly reviews perks to ensure they are market competitive.

2023 Vermilion Energy Inc. Circular	71

Compensation

Peer Group

We use the peer group to measure our three-year relative total shareholder return for long-term incentives and benchmark compensation for our directors, executives and Canadian employees.

We use information provided in peer annual management circulars to benchmark executive and director compensation at the median.

Selection Criteria

We screen potential peers to ensure we include those who are like us in terms of our business model, size, operations and scope. We look at exploration and production companies listed on the S&P TSX Composite Index. We then apply a size filter of 0.25 to 4.0 times that of Vermilion based on market capitalization, revenue, assets and production.

We strive for continuity in the peer group, where possible, and identify outliers and companies with similar business that may not meet all selection criteria. The GHRC annually reviews the peer group to ensure the peers are appropriate and to identify any unusual circumstances that might support changes to the group. Following our annual review in 2022, and upon the recommendation of the GHRC, the Board approved the 2023 peer group (with no changes from 2022).

Peer Group Comparisons

2022 Peer Group[1]	Head Office Location	Sales[2,3]	Barrels of Oil Equivalent per Day	Assets[2]	Market Capitalization[2,4]
ARC Resources Ltd.	Calgary	$7,970	345,613	$11,624	$11,331
Baytex Energy Corp.	Calgary	$2,889	83,519	$5,104	$3,313
Birchcliff Energy Ltd.	Calgary	$1,340	76,925	$3,169	$2,509
Crescent Point Energy Corp.	Calgary	$4,493	132,282	$9,486	$5,322
Enerplus Corporation	Calgary	$3,062	100,326	$2,625	$5,193
MEG Energy Corp.	Calgary	$5,044	95,338	$7,033	$5,487
Murphy Oil Corporation	Houston	$5,255	175,156	$13,963	$9,056
Paramount Resources Ltd.	Calgary	$2,252	88,672	$4,337	$5,292
Parex Resources Inc.	Calgary	$2,139	52,049	$3,135	$2,199
Peyto Exploration & Development Corp.	Calgary	$1,539	104,944	$4,013	$2,406
Whitecap Resources Inc.	Calgary	$4,780	144,389	$9,530	$6,537
Average		$3,706	127,201	$6,729	$5,331
Median		$3,062	100,326	$5,104	$5,292
Vermilion Energy Inc.	Calgary	$3,476	85,187	$6,991	$3,913
Vermilion's Position[5]		6	9	6	8
Vermilion's Percentile		53	23	60	33
Notes:

1.  Figures reflect 2022 fiscal year results.

2.  Sales, assets and market capitalization are set out in millions of dollars. Enerplus Corporation, Frontera Energy Corp., Murphy Oil Corporation and Parex Resources Inc. report in US dollars. The sales figure has been converted to Canadian dollars using the 2022 average exchange rate of 1.3013. The assets and market capitalization figures have been converted to Canadian dollars using the exchange rate on December 30, 2022 of 1.3544.

3.  Sales represent oil and gas sales and exclude sales from trading or third-party marketing.

4.  Market capitalization as at December 31, 2022.

5.  Position order is from largest to smallest.

2023 Vermilion Energy Inc. Circular	72

Compensation

2022 Pay Decisions

The GHRC considers a variety of factors when determining NEO compensation, including Vermilion’s overall financial and operational performance and each individual NEO's contributions towards meeting corporate objectives.

The GHRC annually reviews corporate performance against corporate objectives. A combination of superior individual and corporate performance can result in total compensation that is above median, provided it is affordable for Vermilion.

Total NEO Compensation

Our total NEO compensation in 2022 was 7.9%1 lower than in 2021 due to a lower STIP scorecard result of 124% in 2022 compared to 151.4% in 2021. Total NEO compensation as a percentage of FFO decreased to 0.63% in 2022 from 1.32% in 2018, representing a 52% decrease.

Total NEO compensation was higher in 2020 due to severance payments made to our former President and Chief Executive Officer and former Executive Vice President and Chief Operating Officer and three years of LTIP new-hire grants made to two NEOs added in 2020.

____________________________________________________________________________

Total pay to NEOs from 2018 to 2022 (excluding 2020)

ranged from $9.9 million to $11.1 million.

____________________________________________________________________________

Note:

1.  The 2022 NEO compensation disclosed in this Circular compared to 2021 NEO compensation disclosed in the 2022 Circular.

2023 Vermilion Energy Inc. Circular	73

Compensation

2022 Total Compensation Mix

We emphasize at-risk compensation for our NEOs. At-risk pay depends on Vermilion’s performance on Board approved goals and metrics, as well as share price performance.

____________________________________________________________________________

In 2022, 88.2% of the President and CEO’s pay and

82.9% of the other NEOs' pay was at-risk.

____________________________________________________________________________

Compensation mix is based on the following:

•  Salary as of April 1, 2022

•  STIP award for the 2022 performance year, payable on March 31, 2023

•  LTIP award granted on April 1, 2022

•  Excludes other compensation

2022 Corporate Results

2022 was a record year for Vermilion. We outperformed on financial performance and strategy measures. Operationally, we also performed well, with the exception of not meeting target performance on production. See details on the next page.

____________________________________________________________________________

In 2022, we achieved record FFO of $1.6 billion and record FCF of $1.1 billion.

____________________________________________________________________________

2023 Vermilion Energy Inc. Circular	74

Compensation

STIP Scorecard Results

We established our 2022 short-term incentive performance targets based on our budget guidance released on November 29, 2021.

The GHRC considers the score we achieve in determining the multiplier for the short-term incentive awards. The Board may still apply discretion (positive or negative) to the score if it does not reflect Vermilion’s performance. The Board did not exercise any discretion in 2022.

The table below shows the assessment of our actual results in 2022 against our 2022 targets. It also shows (for comparison) our 2021 performance.

Operational measures are adjusted to align with the original budget as well as normalized for material changes such as exchange rates, significant incremental inflation driven by higher than budgeted commodity prices, and acquisitions. Therefore, some of the results included in our STIP scorecard are different than reported. In addition, we did not want to take credit for purchased production; therefore, we normalized the results to exclude production and expenditures related with acquisitions to ensure we are measuring our STIP results against the original budget.

Category	Measure	2021 Actual	2022 Target	2022 Results	2022 Assessment	2022 Allocation
Financial Performance (40%)	Net debt to cash flow	1.79x	0.88x	0.29x	Outperformed	52.0%
	Payout ratio	44.1%	43.9% - 42.1%	33.0%	Outperformed
	EBIT-ROACE	32.9%	18% - 22%	32.6%	Outperformed
	Cash flow	$914 mm	$1,128 mm - $1,198 mm	$1,811 mm	Outperformed
	Cash flow per share (fully diluted)	$5.42	$6.84 - $7.26	$10.76	Outperformed
Operational Performance (35%)	Production (versus budget and guidance)	84,948	Average: 84,193 - 85,039	82,343	Under- performed	29.6%
		81,051	Exit: 83,580 - 84,420	79,603	Under-performed
		85,408	Guidance: 83,000 - 85,000	82,343	Under-performed
	Gross G&A (relative to budget)	$2.51/boe	$2.66/boe - $2.82/boe	$2.72/boe	Performed
	CAPEX (relative to budget)	$311 mm	$424 mm - $432 mm	$413 mm	Outperformed
	Operating costs	$13.33/boe	$14.69/boe - $13.83/boe	$14.65/boe	Performed
	Transportation costs	$2.50/boe	$2.32/boe - $2.46/boe	$2.44/boe	Performed
HSE (10%)	Year-end HSE and ESG performance (leading and lagging indicators)	1.40x	0.51x - 1x	0.76x	Performed	10.0%
Strategy (15%)	Strategic capital allocation (acquisitions, dispositions and shareholder returns)	Outperformed	Perform	Outperformed	Outperformed	18.0%
Total Corporate Performance Score						109.6%
Correlating STIP Scorecard Result						124.0%

____________________________________________________________________________

The performance score result of 109.6% translates to a

short-term incentive award multiple of 124.0%.

____________________________________________________________________________

2023 Vermilion Energy Inc. Circular	75

Compensation

LTIP Scorecard Results

Our LTIP scorecard measures our performance over the three preceding years, which for the 2022 LTIP vesting is January 1, 2019 to January 1, 2022. We established our long-term incentive performance targets based on our historical performance. Past performance results are analyzed to determine the targets with a focus on continuous improvement.

The long-term incentive corporate performance score determines the multiple for the vesting of long-term incentives.

The Board may still apply discretion (positive or negative) to the corporate performance score if it does not reflect Vermilion’s performance.

The table below shows the assessment of our three-year results in respect of 2022 vesting against our pre-established targets. It also shows (for comparison) our results for the 2021 vesting.

			2021 Vesting	2022 Vesting
Category	Measure	Weighting	Results	Target	Results	Assessment	Score
Market Returns	3-year relative total shareholder return (TSR)	30%	-74.3%	Peer group median	-33.1%	Underperformed	1.20
Financial and Operational	3-year after-tax cash flow recycle ratio	30%	1.4x	1.0x - 1.6x	1.64x	Performed	0.60
	3-year fund flows from operations on capital employed	30%	15.2%	9% - 13%	16.3%	Performed	0.60
	Sustainability	10%	1st quartile	Peer group median	1st quartile	Outperformed	0.10
Total Long-term Incentive Corporate Performance Score							2.50
Long-term Incentive Multiplier							1.50

Our long-term incentive performance score of 2.5 resulted in a payout multiple (applying the LTIP multiple on page 69) of 1.5 times for long-term incentives that vested in 2022. The Board did not apply discretion to override the LTIP scorecard multiple of 1.5.

For the 2022 vesting, the Board decided the long-term incentive awards would be settled in shares issued from treasury.

The Board approved a performance multiple of 1.0 times for all new-hire, promotional and transitional share awards granted on and after April 1, 2021 that vested in 2022 since the period from the date of grant to the vesting (one-year) was much shorter than the LTIP scorecard corporate performance measurement period (three-years). Going forward, the first year vesting of all new-hire grants will adopt a similar 1.0 times approach to reflect that new-hire employees have not contributed to the corporate performance over a three-year period, and therefore, their award should not be subject to a performance multiple.

2023 Vermilion Energy Inc. Circular	76

Compensation

Relative Total Shareholder Return

____________________________________________________________________________

Vermilion generated a total shareholder return of 52.4% for the year ending

December 31, 2022 compared to a peer group average of 46.7%.

____________________________________________________________________________

	1-Year	3-Year	5-Year
Vermilion	52%	17%	-34%
Peers' Average TSR1	47%	160%	69%

Note:

1.Cumulative total return for period ended December 31, 2022.

2023 Vermilion Energy Inc. Circular	77

Compensation

Share Performance Graph

The following graph compares our common shares with our peer group and the S&P/TSX Oil and Gas Exploration & Production Index. It shows the yearly change in cumulative total shareholder return if $100 was invested in Vermilion shares, the shares of our peer group and the index on December 31, 2017. The amounts assume all dividends are reinvested.

The graph also shows the total compensation of our NEOs, as a group, in each year. The data for 2020 excludes payments made on leadership changes.

Over 80% of NEO compensation is performance-based and aligned with a focus on long-term TSR.

Total Return	2018	2019	2020	2021	2022
Total NEO Annual Compensation[1,2] (MM)	$11.1	$9.9	$9.0	$11.1	$10.2
Vermilion Energy	$58	$48	$13	$38	$57
Peer Group Average[3]	$53	$58	$37	$89	$131
S&P/TSX Oil and Gas E&P Index	$57	$63	$47	$90	$141

Total Return	2018	2019	2020	2021	2022
Vermilion Energy	-31.1%	-16.6%	-70.5%	179.9%	52.4%
Peer Group Average[3]	-24.2%	5.9%	-35.2%	153.2%	46.7%
S&P/TSX Oil and Gas E&P Index	-33.8%	9.9%	-25.3%	91.6%	56.1%
Notes:

1.  2020 total annual compensation excludes severance payments for terminated executives and includes the value of the annual grant (not the full new-hire grant) for the incoming executives.

2.  NEOs include the President and CEO.

3.  Peer group excludes Vermilion.

2023 Vermilion Energy Inc. Circular	78

Compensation

Cost of Management Ratios

We evaluate the cost of management on a long-term basis relative to key metrics. Total cost is aligned with our goal of providing long-term shareholder value.

____________________________________________________________________________

Our cost of management ratio averaged 0.45% of total

market capitalization over the last five years.

____________________________________________________________________________

	2018	2019	2020	2021	2022
Total NEO Annual Compensation1,2 (MM)	$11.1	$9.9	$9.0	$11.1	$10.2
Notes:

1.  2020 total annual compensation excludes severance payments for terminated executives and includes the value of the annual grant (not the full new-hire grant) for the incoming executives.

2.  NEOs include the President and CEO.

2023 Vermilion Energy Inc. Circular	79

Compensation

Individual Results

Notes on Information for NEOs

Base salaries for NEOs are as of April 1, 2022. The 2022 short-term incentives will be paid 100% in shares from treasury on March 31, 2023. Long-term incentives shown are the award granted on April 1, 2022 based on individual performance and market median alignment to our peer group. Other compensation includes perquisites as summarized in Schedule B.

Dion Hatcher, President and CEO (since March 7, 2023)
Share Ownership Holds 5.0x salary (5.0x is required) 2022 Short-term Incentive 124% of 2022 earnings

Mr. Hatcher has over 25 years of industry experience focused on production and operations engineering, asset management and business development related to onshore and offshore projects in Europe and Canada. He joined Vermilion in 2008, taking on increasingly senior roles. Appointed President on January 1, 2022 and President and CEO on March 7, 2023.

2022 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$400,000	$496,000	$2,484,334	$50,828	$3,431,162

Key Achievements for 2022

Area	Achievement
Financial	• Net earnings of $1.3 billion, representing a 14% increase over the prior year • Record FFO of $1.6 billion, representing a year-over-year increase of 78%
Operational and Strategic

•      Strategic acquisition of Leucrotta Exploration, marking Vermilion's entry into the prolific Montney resource play

•      Total 2P reserves increased 9%; replaced 234% of production on a proved plus probable basis and increased our total proved plus probable life index to 16.8 years

ESG and HSE	• Top quartile sustainability performance: 3-year average 100th percentile for CDP Climate and S&P Global

2023 Vermilion Energy Inc. Circular	80

Compensation

Lars Glemser, Vice President and Chief Financial Officer (since April 7, 2018)

Share Ownership Holds 3.2x salary (1.0x is required) 2022 Short-term Incentive 97% of 2022 earnings

2022 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$350,000	$340,000	$1,150,016	$46,327	$1,886,343

Key Achievements for 2022

Performance Area	Achievement
Financial	• Successful issuance of US$400 million eight-year unsecured notes at an interest rate of 6.875%
• Successful extension of the $1.6 billion revolving credit facility to May 29, 2026
• Debt reduction of $300 million and the reinstatement of shareholder returns

Jenson Tan, Vice President, Business Development (since October 26, 2017)

Share Ownership Holds 5.5x salary (1.0x is required) 2022 Short-term Incentive 71% of 2022 earnings

2022 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$317,000	$225,000	$625,010	$41,219	$1,208,229

Key Achievements for 2022

Performance Area	Achievement
Operational and Strategic	• Successful entry into the Montney with strategic acquisition of Leucrotta Exploration and equity investment into Coelacanth Energy
• Government approval from Irish government for the key international acquisition of 36.5% of Corrib asset from Equinor, and on track to close acquisition in Q1 2023
• Successful execution of several bolt-on acquisitions strengthening our core areas

2023 Vermilion Energy Inc. Circular	81

Compensation

Darcy Kerwin, Vice President, International and HSE (since November 13, 2020)

Share Ownership Holds 8.7x salary (1.0x is required) 2022 Short-term Incentive 75% of 2022 earnings

2022 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$285,000	$210,000	$625,010	$39,746	$1,159,756

Key Achievements for 2022

Performance Area	Achievement
HSE	• Significantly reduced our number of recordable injuries and Total Recordable Incident Frequency (TRIF)/Lost Time Incident Frequency (LTIF) metrics; introduced the International Association of Oil and Gas Producers (IOGP) Life-Saving Rules program to our worldwide operations
Operational	• Operating and maintenance cost reduction project, identified and implemented sustainable savings of $35 million to date
• Executed key drilling programs internationally in Australia, Germany, Netherlands, Hungary and Croatia

Lorenzo Donadeo, Former Executive Chairman (since May 25, 2020; retired September 1, 2022)

Share Ownership

Holds 586.5x salary

(8.0x is required)

2022 Short-term Incentive

He retired from Vermilion on September 1, 2022 and did not receive a short-term incentive award for the 2022 performance year.

2022 Compensation

Salary[1]	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$200,000	-	$2,400,010	$30,323	$2,630,333
Note:

1.  Represents annual salary. His earned salary was $133,077, pro-rated to the date of his retirement on September 1, 2022.

2023 Vermilion Energy Inc. Circular	82

Compensation

Key Achievements for 2022

Area	Achievement
Financial	• Guided corporate strategic plan
Operational and Strategic	• Facilitated senior leadership development and succession
• Oversaw key drilling programs internationally in Australia, Germany, Netherlands, Hungary and Croatia
• Guided the Montney acquisition and progression of the Ireland Corrib acquisition

Retirement Benefits

Mr. Donadeo co-founded Vermilion in 1994 and was a dedicated member of Vermilion’s senior leadership team and Board until his retirement on September 1, 2022. He had retired as Chief Executive Officer in 2016 and became the Chair of the Board. In May 2020, he returned as Executive Chairman to facilitate a senior leadership transition, helping Vermilion re-align to its core business principles and strengthen the balance sheet.

As part of the employment negotiations completed before Mr. Donadeo returned as Executive Chairman, the Board committed to completing a detailed market review of retirement benefits for outstanding equity.

The review confirmed that 72% of our peers have retirement benefits for outstanding equity, when retirement criteria are being met. The most common criteria required a 10-year tenure and age of 55, with a retirement age plus tenure equal to 65 or more.

In 2022, following the review, the terms of Mr. Donadeo’s employment pertaining to outstanding LTIP awards were finalized. In recognition of his significant contributions to the growth and success of Vermilion over his 28-year tenure, and to align with market practices, the Board approved that his outstanding LTIP share awards will continue to vest in his retirement in accordance with the terms of the awards at the time of grant.

In March 2023, the GHRC and Board approved the adoption of retirement vesting provisions for all employees to align our long-term equity compensation programs with other peer companies.

The total number of granted LTIP share awards that are eligible for continued vesting in retirement is 656,098. See page 99 for the full details on the outstanding awards.

Other Compensation Policies

Equity Ownership

Our share ownership requirements for executives is calculated using the current market price and varies based on position as follows:

•  Five times annual salary for the President and CEO

•  One times annual salary for Vice Presidents

Executives have five years from their appointment to accumulate the minimum number of shares required. The value of unvested LTIP share awards is not included in the calculation of ownership.

2023 Vermilion Energy Inc. Circular	83

Compensation

After the five-year accumulation period, if an executive is not in compliance with the applicable share ownership policy requirement, the executive has 30 days to comply.

____________________________________________________________________________

All our NEOs exceed their share ownership requirements.

____________________________________________________________________________

Our share ownership policy manages share ownership during employment and takes the place of restrictions on selling vested LTIP share awards. Following resignation or retirement, the President and CEO is required to hold 2 times his annual base salary for a period of 12 months.

A table setting out the equity at-risk and any changes over the year for each of the NEOs is in Schedule B.

Trading in Vermilion Securities

Under our trading policy, insiders of Vermilion - directors, executives, employees and others who may have undisclosed material information about Vermilion - may not trade our shares or any derivatives.

The policy:

•  Provides guidance on material information and disclosure procedures

•  Imposes blackouts - no trading periods - around financial statement approvals (from one to two weeks before Board approval until the second trading day after release of the financials or longer for executives and certain employees)

•  Requires transactional blackouts be imposed from time-to-time for relevant personnel

•  Gives guidance on handling confidential information

•  Requires directors and officers to obtain approval from our CFO prior to initiating any trade

•  Requires directors and officers to report their trades

Anti-hedging

Our anti-hedging policy prohibits directors and officers from engaging in trades that would hedge - offset - a decrease in the market value of Vermilion securities they own or control.

The policy does not prevent a director or officer from pledging Vermilion securities as security for a loan.

We monitor trading activities of our executives and directors to ensure it is consistent with our policies. No director or officer, to our knowledge, hedged their Vermilion securities in 2022.

2023 Vermilion Energy Inc. Circular	84

Compensation

Clawback (Recoupment of Incentive Compensation)

Our executive officers are required to repay incentives we paid to them if:

•  The payment was based on achieving financial results that were later substantially restated

•  The executive engaged in intentional misconduct that caused (wholly or partly) the need for the restatement (as determined by the Board), and

•  A lower incentive would have been paid to the executive based upon the restated results

We will seek to recover the difference between the payment made and the payment that would have been made based on the restated results.

Succession Planning

The Board oversees the succession plan for our senior leadership team, including our President and CEO.

The plan ensures we:

•  Have a pool of strong, diverse candidates for senior leadership positions

•  Actively develop candidates through a robust training and development program

•  Attract and retain key people for our long-term success

Our approach to leadership development focuses on building competency throughout the organization, identifying high-potential employees and preparing those employees to take on senior leadership positions in the future.

Each year the Board reviews the succession plan for members of our Executive Committee, critical skill employees, as well as our approach to developing senior level employees for executive positions in the future. This includes:

•  Providing lateral moves across functions to increase breadth of knowledge

•  Internal leadership development to enhance industry and key leadership skills

•  Enrollment in relevant university or executive leadership programs

•  360 assessment and development programs for senior leaders

The GHRC is responsible for:

•  Reviewing our employee talent pool and succession planning on an ongoing basis

•  Ensuring our succession plan for senior leaders and critical skill employees is presented to the Board annually

The Board also ensures that directors have opportunities to get to know and become familiar with the work of employees within our talent pool.

We have a mentoring program to help high-potential female employees prepare for senior leadership roles. In 2022, we expanded the program to additional participants to support our diversity goals.

2023 Vermilion Energy Inc. Circular	85

Compensation

Termination and Change of Control

Change of Control

A change of control happens when, among other things, someone acquires one-third of our outstanding voting shares (or other securities that can be converted into voting shares).

Employment Agreements

All our executive employment agreements provide for a salary, discretionary bonuses and the grant of LTIP share awards (as approved by the Board under our compensation plans). Executives, like all other employees, are reimbursed for reasonable expenses and receive benefits under our benefit plans.

Generally, an employment agreement is put in place within six months of appointment to an officer position. All executives currently have employment agreements in place.

Any amendments to the agreements or waivers of any provision must be in writing.

Double Triggers

In 2018, we introduced double-trigger provisions on a change of control for severance payments regarding salary, short-term incentives and benefits.

In 2022, we introduced double-trigger provisions for LTIP share awards under our Omnibus Incentive Plan to align with best governance practices.

To receive a lump-sum payment for salary, short- and long-term incentive payments and benefits, two events must occur:

•  Change of control event, and

•  Termination of employment

◦  By the employer within 10 days of the effective date of the change of control date, or

◦  By the executive for good reason within 60 days of the effective date of the change of control

Legacy Agreements

Executive agreements signed before 2018 are grandfathered with single-trigger change of control provision for salary, short-term incentives and benefits. Mr. Tan remains the only executive subject to single trigger employment agreement provisions.

Share awards granted under our legacy Vermilion Incentive Plan remain grandfathered with single-trigger provisions. The last vesting of share awards granted under the legacy plan will be in 2024.

2023 Vermilion Energy Inc. Circular	86

Compensation

Termination Payments

Executives or their personal representatives are entitled to receive (regardless of the type of termination of employment):

•  Any unpaid salary up to the termination date

•  All outstanding vacation pay

•  All outstanding expense reimbursements

Termination Chart

Type	Severance	Short-term Incentives	Long-term Incentives	Benefits
Retirement	None	None

If the executive is a minimum of 55
years old and has a minimum tenure
of 10 years:

•     share awards active less than
one year expire on the
retirement date

•     share awards active for
greater than one year, vest on
schedule at 1.0 times

If the executive does not meet this
criteria, all share awards expire on
the date of retirement

None
Termination for just cause or resignation	None	None	All share awards expire on the termination date	None
Termination without just cause / termination by executive for good reason	• Two times annual salary for President and CEO • One times annual salary for Vice Presidents	• Two times average annual bonus for President and CEO • One times average annual bonus for Vice Presidents	All share awards that would have vested will vest on the next vesting date (within the severance period): • two years for President and CEO • one year for Vice Presidents	Amount equal to cost of benefits for the severance period
Change of control and loss of employment			All share awards vest
Death	None	None	All share awards vest on the date of death in accordance with the applicable plan text	None

If at the time of termination of employment an executive has not been employed for three years, the average of the bonuses paid for each full year of service to date is used to calculate short-term incentives.

If at the time of termination of employment an executive is receiving long-term disability Vermilion is not obligated to pay their salary or outstanding vacation pay.

Following termination of employment our executives are subject to restrictions preventing the use of confidential information. They are also restricted for one year from certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

2023 Vermilion Energy Inc. Circular	87

Compensation

Termination Payments

Executives terminated without just cause by Vermilion, who leave for good reason or who lose their employment after a change of control (a trigger event) would receive the payments set out below.

Termination Payments Assuming a Trigger Event on December 31, 2022

Executive[1]	Triggering Event	Salary	Short-term Incentives	Long-term Incentives [2,3]	Benefits	Total
Hatcher	Retirement	-	-	-	-	-
	Termination for just cause or resignation	-	-	-	-	-
	Termination without just cause / termination by executive for good reason	$800,000	$595,400	$3,927,556	$119,897	$5,442,853
	Change of control and loss of employment	$800,000	$595,400	$5,567,800	$119,897	$7,083,097
	Death	-	-	$5,567,800	-	$5,567,800
Glemser	Retirement	-	-	-	-	-
	Termination for just cause or resignation	-	-	-	-	-
	Termination without just cause / termination by executive for good reason	$350,000	$269,167	$2,665,560	$55,203	$3,339,930
	Change of control and loss of employment	$350,000	$269,167	$6,341,431	$55,203	$7,015,801
	Death	-	-	$6,341,431	-	$6,341,431
Tan	Retirement	-	-	-	-	-
	Termination for just cause or resignation	-	-	-	-	-
	Termination without just cause / termination by executive for good reason	$317,000	$198,033	$2,665,560	$51,234	$3,231,827
	Change of control and loss of employment	$317,000	$198,033	$4,959,081	$51,234	$5,525,349
	Death	-	-	$4,959,081	-	$4,959,081
Kerwin	Retirement	-	-	-	-	-
	Termination for just cause or resignation	-	-	-	-	-
	Termination without just cause / termination by executive for good reason	$285,000	$179,467	$1,388,366	$46,740	$1,899,573
	Change of control and loss of employment	$285,000	$179,467	$2,973,263	$46,740	$3,484,469
	Death	-	-	$2,973,263	-	$2,973,263
Notes:

1.  Mr. Donadeo retired from Vermilion on September 1, 2022.

2.  Long-term incentives are valued using the December 30, 2022 closing price of shares on the TSX of $23.97.

3.  Long-term incentives have been valued using their actual performance multiplier, except those awards that have been active less than a year are valued at 1.0 times.

____________________________________________________________________________

Executives who resign or are terminated for just cause

do not qualify for a termination payment.

____________________________________________________________________________

2023 Vermilion Energy Inc. Circular	88

Schedules

Schedules

In this section:

2023 Vermilion Energy Inc. Circular	89

Schedules

Schedule A - Director Tables

Summary Compensation Table

Director	Board Retainer	Chair Retainer	Meeting Fees	Total Fees	Portion Taken As
					DSUs	Cash
Donadeo[1]	-	-	-	-	-	-
Macdonald[2]	$91,022	$20,852	$9,066	$120,940	$120,940	-
Michaleski[3]	$251,000	$43,070	$25,000	$319,070	$73,518	$245,553
Kleckner4	$339,954	-	$33,860	$373,814	$263,431	$110,384
Hatcher5	-	-	-	-	-	-
Knickel[4]	$339,954	$13,544	$33,860	$387,358	$387,358	-
Larke	$251,000	$10,000	$25,000	$286,000	$130,500	$155,500
Marchant	$251,000	$10,000	$25,000	$286,000	$261,000	$25,000
Roby4	$339,954	$13,544	$33,860	$387,358	$251,783	$135,575
Sharma	$251,000	$8,736	$25,000	$284,736	$194,802	$89,934
Stadnyk[6]	$146,187	-	$14,560	$160,747	$160,747	-
Steele	$251,000	-	$25,000	$276,000	$276,000	-
Total	$2,512,072	$119,746	$250,206	$2,882,024	$2,120,079	$761,946

Notes:

1.  Mr. Donadeo (our former Executive Chairman) did not receive any compensation as a director of Vermilion. Mr. Donadeo retired from Vermilion on September 1, 2022.

2.  Mr. Macdonald did not stand for re-election to Vermilion's Board in 2022.

3.  Mr. Michaleski was appointed Lead Director on May 12, 2022 and Board Chair on September 1, 2022.

4.  US directors received the same nominal value in US currency and values have been converted to Canadian dollars using the exchange rate on December 30, 2022 of 1.3544.

5.  Mr. Hatcher was appointed to the Board on March 7, 2023 and does not receive any compensation as a director of Vermilion.

6.  Mr. Stadnyk was appointed to the Board on June 1, 2022 and received a pro-rated retainer and meeting fees in 2022.

Chair retainers include retainers for the Board Chair and committee Chairs.

2023 Vermilion Energy Inc. Circular	90

Schedules

DSUs Delivered in Lieu of Cash Retainers in 2022

Director	Q1 DSUs[1,2]	Q2 DSUs[1,2]	Q3 DSUs[1,2]	Q4 DSUs[1,2]	Total DSUs[1,2]
Donadeo3	-	-	-	-	-
Macdonald4	3,084	1,389	-	-	4,473
Michaleski	615	678	713	713	2,719
Kleckner	2,247	2,247	2,247	2,247	8,987
Hatcher5	-	-	-	-	-
Knickel	3,304	3,304	3,304	3,304	13,214
Larke	1,207	1,207	1,207	1,207	4,827
Marchant	2,413	2,413	2,413	2,413	9,654
Roby	2,147	2,147	2,147	2,147	8,589
Sharma	1,741	1,775	1,845	1,845	7,205
Stadnyk6	-	697	2,115	2,115	4,927
Steele	2,552	2,552	2,552	2,552	10,209
Total	19,310	18,410	18,543	18,543	74,805
Notes:

1.  DSUs and shares are paid quarterly in arrears.

2.  Pursuant to the applicable plans (Vermilion Incentive Plan for Q1 grants and Omnibus Incentive Plan for Q2-Q4 grants), the number of DSUs granted is calculated by dividing the quarterly retainer and meeting fees value by the five-day VWAP for the five days preceding April 1, 2022 of $27.03566 on the TSX (for Canadian directors) and $21.64311 on the NYSE (for US directors).

3.  Mr. Donadeo (our former Executive Chairman) did not receive any compensation as a director of Vermilion. Mr. Donadeo retired from Vermilion on September 1, 2022.

4.  Mr. Macdonald did not stand for re-election to Vermilion's Board in 2022.

5.  Mr. Hatcher was appointed to the Board on March 7, 2023 and does not receive any compensation as a director of Vermilion.

6.  Mr. Stadnyk was appointed to the Board on June 1, 2022 and received a pro-rated retainer and meeting fees in 2022. Pursuant to the Omnibus Incentive Plan, the number of DSUs granted is calculated by dividing the quarterly retainer and meetings fees value by the five-day VWAP for the five days preceding August 23, 2022 of $32.62903 on the TSX.

2023 Vermilion Energy Inc. Circular	91

Schedules

December 31, 2022 DSU Awards and Value

The numbers above are rounded to the nearest share and do not include the value of reinvested dividends.

Director	Number of DSUs	December 31, 2022 Value[1]
Michaleski	32,282	$773,795
Hatcher2	-	-
Kleckner	13,192	$316,215
Knickel	107,946	$2,587,456
Larke	21,086	$505,441
Marchant	79,874	$1,914,577
Roby	55,838	$1,338,446
Sharma	21,995	$527,210
Stadnyk	4,927	$118,088
Steele	26,471	$634,509
Notes:

1.The value of DSUs was based on the closing price of shares on the TSX of $23.97 on December 30, 2022.

2.Mr. Hatcher was appointed to the Board on March 7, 2023 and does not receive any compensation as a director of Vermilion.

2022 DSU Awards Redeemed

Former Director	Redemption Date	Number of DSUs Redeemed	Redemption Price	Value of DSUs Redeemed	Number of DSUs Outstanding	Value of DSUs Outstanding December 31, 2022[1]
Donadeo	December 12, 2022	7,969	$24.48	$195,035	-	-
Leiker[2]	January 3, 2022	7,931	$12.88	$138,362	-	-
Macdonald[3]	December 15, 2022	20,033	$23.90	$478,711	48,869	$1,171,396
Williams	June 9, 2022	18,832	$29.89	$562,792	-	-
Notes:

1.  The value of DSUs outstanding was based on the closing price of shares on the TSX of $23.97 on December 30, 2022.

2.  Mr. Leiker's DSUs were redeemed on the NYSE at $12.88 USD. Value of DSUs redeemed has been converted to Canadian dollars using the exchange rate on December 30, 2022 of 1.3544.

3.  Remaining outstanding DSUs to be redeemed by December 15, 2023.

2023 Vermilion Energy Inc. Circular	92

Schedules

Changes to Number and Value of Shares and DSUs Held

The following table sets out the changes to the number and value of common shares and DSUs, including reinvested dividends, held by each non-employee director from March 15, 2022 to March 15, 2023.

Director Nominees	Year	Shares and Share Equivalents			Value[1]
		Shares	DSUs	Total
Michaleski	2023	22,681	33,358	56,039	$963,310
	2022	22,512	30,279	52,791	$1,351,978
	Change	169	3,079	3,248	-$388,667
Kleckner	2023	-	13,303	13,303	$228,679
	2022	-	4,205	4,205	$107,690
	Change	-	9,098	9,098	$120,989
Knickel	2023	17,320	110,983	128,303	$2,205,529
	2022	17,204	96,588	113,792	$2,914,213
	Change	116	14,395	14,511	-$708,685
Larke	2023	37,988	21,646	59,634	$1,025,108
	2022	37,988	16,598	54,586	$1,397,947
	Change	-	5,048	5,048	-$372,839
Marchant	2023	67,510	82,213	149,723	$2,573,738
	2022	66,807	71,684	138,491	$3,546,755
	Change	703	10,529	11,232	-$973,016
Roby	2023	24,395	57,546	81,941	$1,408,566
	2022	24,267	48,351	72,618	$1,859,747
	Change	128	9,195	9,323	-$451,181
Sharma	2023	-	22,212	22,212	$381,824
	2022	-	14,789	14,789	$378,746
	Change	-	7,423	7,423	$3,078
Stadnyk[2]	2023	10,000	4,953	14,953	$257,042
	2022	-	-	-	-
	Change	-	-	-	-
Steele	2023	2,000	26,726	28,726	$493,800
	2022	-	16,262	16,262	$416,470
	Change	2,000	10,464	12,464	$77,330

Notes:

1.  Common shares and DSUs are counted towards share ownership requirement. Value calculated based on the total number of shares on March 15 multiplied by the TSX closing price ($17.19 on March 15, 2023; $25.61 on March 15, 2022).

2.  Mr. Stadnyk was appointed to the Board on June 1, 2022 and did not hold any shares on March 15, 2022.

Shares only include those which have settled and are not subject to holding periods. DSUs represent the number of shares payable at the time of retirement or resignation from the Board.

2023 Vermilion Energy Inc. Circular	93

Schedules

2022 Director Attendance

____________________________________________________________________________

In 2022, the average Board and committee attendance rate was 98%.

____________________________________________________________________________

Director	Board[1]	AC	GHRC	HSEC	IRC	SC
Michaleski	9/9 (100%) Chair	4/4 (100%)	7/7 (100%)
Hatcher[2]
Kleckner	9/9 (100%)			4/4 (100%)	3/3 (100%)
Knickel	9/9 (100%)		7/7 (100%) Chair	4/4 (100%)		3/3 (100%)
Larke	9/9 (100%)	4/4 (100%)	7/7 (100%)			3/3 (100%) Chair
Marchant	9/9 (100%)			4/4 (100%) Chair	3/3 (100%)	3/3 (100%)
Roby	9/9 (100%)			4/4 (100%)	3/3 (100%) Chair	3/3 (100%)
Sharma[3]	8/9 (89%)	3/4 (75%) Chair	2/3 (67%)	1/1 (100%)
Stadnyk[4]	3/3 (100%)			3/3 (100%)	1/1 (100%)
Steele[5]	9/9 (100%)	2/2 (100%)	7/7 (100%)			3/3 (100%)

Notes:

1.Includes regular Board, strategy and annual shareholder meetings.

2.Mr. Hatcher was appointed to the Board on March 7, 2023.

3.On June 1, 2022, Ms. Sharma was appointed Chair of AC and moved from HSEC to GHRC.

4.Mr. Stadnyk was appointed to the Board on June 1, 2022.

5.Ms. Steele was appointed to AC on June 1, 2022.

2022 Continuing Education

Topic	Presented By	Attended By
2022 Executive Compensation Trends	Institute of Corporate Directors	Ms. Knickel
2022 Proxy Season Review	Hugessen Consulting	Ms. Knickel
Audit Committees	Deloitte Canada	Ms. Sharma
Board Diversity	Ted Rogers School of Management	Ms. Sharma
Board Issues - Energy	Piper Sandler	Mr. Roby
Business Transformation	McCarthy Tetrault	Ms. Sharma
Canada Total Rewards Landscape	Korn Ferry	Dr. Marchant
Carbon Credits Demystified	Verdantix	Mr. Larke
Carbon Tracking and Reporting	Energy Conference Network	Mr. Larke
Commodity Price Outlook	Scotiabank	Ms. Sharma
Competition Law	C.D. Howe Institute	Ms. Sharma

2023 Vermilion Energy Inc. Circular	94

Schedules

Topic	Presented By	Attended By
Corporate Governance, Shareholder Activism and Hostile M&A	Norton Rose Fulbright	Dr. Marchant
Cyber Resilience	FEI Canada	Ms. Sharma
Cybersecurity	Director Lens & Board Opportunities	Ms. Sharma
D&I, Climate Change	GNDI Global Conference	Ms. Sharma
Data Security Management	Accenture	Mr. Roby
Delivering Value with Integrity	Accenture	Mr. Roby
Director Education Program - DEP Designation	Institute of Corporate Directors - Rotman Directors Education Program (DEP)	Mr. Stadnyk
Doing the Right Thing	Accenture	Mr. Roby
Economic Outlook	Bennett Jones LLP	Ms. Sharma
Economic Outlook	Canadian Chamber of Commerce	Ms. Sharma
Effective Oversight of Cyber Security	Michael Parent	Mr. Michaleski
Electric Vehicles	The Globe and Mail	Ms. Sharma
Electrification	The Globe and Mail	Ms. Sharma
Environmental Law	University of Calgary	Mr. Larke
ESG	Hugessen Consulting	Ms. Knickel
Ethics and Compliance	Accenture	Mr. Roby
Executive Compensation and ESG	Hugessen Consulting	Mr. Larke
Future Work Trends	Korn Ferry	Ms. Knickel
Hot Topics for Board Discussion	Richard Powers	Mr. Michaleski
How to Comply with the SEC's New "Pay Versus Performance" Disclosure Rule	Latham Watkins	Ms. Knickel
IT Security	Accenture	Mr. Roby
Leadership Among Teams	Jeff Eggers	Mr. Michaleski
Leading with Integrity	Accenture	Mr. Roby
Legal Considerations of the BC Supreme Court Decision Yahey v British Columbia (Blueberry River First Nation)	Bennet Jones LLP	Dr. Marchant
M&A	Bennett Jones	Ms. Sharma
Mindful Resilience	CPD for CPAs	Ms. Sharma
People and Policy	The Globe and Mail	Ms. Sharma
Supplier Standards of Conduct	Accenture	Mr. Roby
The Fight to Fix Ukraine's Energy Sector	Atlantic Council	Dr. Marchant
Tracking the Trends	Deloitte	Ms. Knickel
Unconscious Bias	CPD for CPAs	Ms. Sharma
Water Management	University of Calgary	Mr. Larke

2023 Vermilion Energy Inc. Circular	95

Schedules

Schedule B - Executive Tables

Summary Compensation Table

Vermilion does not provide a pension plan, option-based awards or non-equity incentive plans.

A detailed breakdown of All Other Compensation is set out in the next table.

Executive	Year	Salary[1]	Share-based Awards		All Other Compensation	Total Compensation
			Short-term Incentives[2,3]	Long-term Incentives[2,4]
Hatcher[5]	2022	$400,000	$496,000	$2,484,334	$50,828	$3,431,162
	2021	$297,577	$301,000	$890,724	$37,121	$1,526,422
	2020	$301,154	$96,100	$460,637	$34,976	$892,868
Glemser	2022	$350,000	$340,000	$1,150,016	$46,327	$1,886,343
	2021	$321,365	$367,000	$1,130,005	$41,590	$1,859,960
	2020	$321,923	$100,500	$675,004	$38,306	$1,135,733
Donadeo[6]	2022	$133,077	-	$2,400,010	$30,323	$2,563,409
	2021	$200,000	$302,800	$2,150,004	$23,060	$2,675,863
	2020	$123,846	$68,565	$6,270,844	$13,004	$6,476,259
Tan	2022	$315,277	$225,000	$625,010	$41,219	$1,206,506
	2021	$310,000	$273,000	$675,001	$35,360	$1,293,361
	2020	$321,923	$96,100	$675,004	$35,784	$1,128,811
Kerwin[7]	2022	$280,077	$210,000	$625,010	$39,746	$1,154,834
	2021	$261,901	$249,350	$400,005	$31,948	$943,204
	2020	$246,467	$79,050	$375,748	$158,887	$860,151
Notes:

1.  Base salary earned in the year noted; it reflects 27 pay periods in 2020.

2.  Number of share awards granted are determined using an award price with five decimals.

3.  Vermilion’s annual incentive bonus payment can be paid in cash or shares or combination of both. The 2020, 2021 and 2022 incentive plan payments were paid 100% in shares from treasury with immediate vest.

4.  The value of 2022 share-based awards is calculated as follows: the number of share awards granted multiplied by the grant price of $27.04 (fair value) for share-based awards vesting in 2025. For the purpose of accounting and the preparation of its consolidated financial statements, Vermilion measures the fair value for accounting purposes of share-based awards by multiplying the number of awards expected to vest by the share price on the grant date and an estimated performance factor. The fair value for accounting purposes is recognized over the vesting period as equity-based compensation expense in the consolidated financial statements. The value of the awards is adjusted in subsequent periods based upon revised expectations of the performance factor; as such, the accounting fair value is likely to change at each reporting period. As at December 31, 2022, the accounting fair value of share-based awards granted to NEOs in 2022 totaled $6,843,674.

5.  Effective November 17, 2020, Mr. Hatcher's position changed to Vice President, North America. Effective January 1, 2022, Mr. Hatcher's position changed to President.

6.  Mr. Donadeo was appointed Executive Chairman on May 25, 2020. He received a new-hire long-term incentive grant which represents the aggregate value of the standard annual LTIP grant for a three-year period ($2,150,000). Our annual grant cycle is from April to April, equivalent to a 12-month grant cycle period. One-third of the new-hire grant vesting in the following calendar year is pro-rated based on the number of months worked during the annual grant cycle. All other compensation in 2022 includes a payout of unused vacation pay. Effective September 1, 2022, Mr. Donadeo retired from Vermilion.

7.  Mr. Kerwin repatriated from an expatriate assignment on September 1, 2020 as Vice President, Strategic Planning. All other compensation in 2020 includes a housing and utilities allowance, commodities and services allowance, vehicle allowance, annual home leave allowance, settling in allowance and foreign service premium that Mr. Kerwin received while on assignment. Any amounts paid in euros have been converted to Canadian dollars using the exchange rate on December 31, 2020 of 1.5608. Effective November 13, 2020, Mr. Kerwin's position changed to Vice President, International and HSE.

2023 Vermilion Energy Inc. Circular	96

Schedules

All Other Compensation Details

Other perquisites include parking fees, executive health plan benefits and an off-cycle payment1 paid in 2021 and 2022 to all employees.

Executive	Year	Savings Plan ($)	Other Perquisites ($)
Hatcher	2022	$42,000	$8,828
	2021	$31,246	$5,875
	2020	$31,621	$3,355
Glemser	2022	$36,750	$9,577
	2021	$33,743	$7,847
	2020	$33,802	$4,504
Donadeo2	2022	$13,973	$16,350
	2021	$21,000	$2,060
	2020	$13,004	-
Tan	2022	$33,104	$8,115
	2021	$32,550	$2,810
	2020	$33,802	$1,982
Kerwin	2022	$29,408	$10,338
	2021	$27,500	$4,448
	2020	$25,386	$133,501
Notes:

1.  2022 - $2,000 inflationary off-set payment paid to all employees. 2021 - $2,000 year-end recognition bonus paid to all employees.

2.  Mr. Donadeo's 2022 other perquisites includes a payout of unused vacation pay.

2023 Vermilion Energy Inc. Circular	97

Schedules

Realized Pay

Realized pay is compensation received during the year. It includes salary, short-term incentives and the value of long-term incentives that vested during the year. It does not include amounts that will not be received until a future date.

In 2022 total realized compensation increased compared to 2021 due to higher vest share price in 2022. Since a significant portion of the compensation is at-risk pay associated with the performance of our stock price, it directly impacts the realized compensation.

Executive	2021 Realized Pay				2022 Realized Pay				Change 2021 to 2022
	Salary	Short-term Incentives[1]	Vested Long-term Incentives	Total	Salary	Short-term Incentives[2]	Vested Long-term Incentives	Total
Hatcher	$297,577	$96,100	$214,553	$608,231	$400,000	$301,000	$1,305,869	$2,006,869	230%
Glemser	$321,365	$100,500	$175,657	$597,522	$350,000	$367,000	$1,062,066	$1,779,066	198%
Donadeo	$200,000	$68,565	$4,378,740	$4,647,305	$133,077	$302,800	$13,914,649	$14,350,525	209%
Tan	$310,000	$96,100	$190,718	$596,819	$315,277	$273,000	$1,062,066	$1,650,343	177%
Kerwin	$261,901	$79,050	$315,397	$656,348	$280,077	$249,350	$806,073	$1,335,500	103%
Total Realized Pay				$7,106,224				$21,122,303	197%
Notes:

1.2021 short-term incentive is for the 2020 performance year paid in 2021.

2.2022 short-term incentive is for the 2021 performance year paid in 2022.

2023 Vermilion Energy Inc. Circular	98

Schedules

Long-term Incentive Share Awards and Value

The value of share awards as of December 31, 2022 was calculated using the TSX closing price on December 30, 2022 of $23.97.

Executive	Award Date	Vesting Date	Award Price	Number Granted	Award Date Value	Dec 31/22 Value[1]
Hatcher	April 6, 2022	April 1, 2025	$27.03566	68,429	$1,850,023	$1,640,243
	April 6, 2022	April 1, 2024	$27.03566	11,731	$317,155	$281,192
	April 6, 2022	April 1, 2023	$27.03566	11,731	$317,155	$281,192
	April 1, 2021	April 1, 2024	$9.30202	64,503	$600,008	$1,546,137
	April 1, 2020	April 1, 2023	$9.10494	50,592	$460,637	$1,819,035
	Total			206,986	$3,544,979	$5,567,800
Glemser	April 6, 2022	April 1, 2025	$27.03566	42,537	$1,150,016	$1,019,612
	November 19, 2021	October 1, 2024	$12.58783	30,188	$380,001	$723,606
	April 1, 2021	April 1, 2024	$9.30202	80,628	$750,003	$1,932,653
	April 1, 2020	April 1, 2023	$9.10494	74,136	$675,004	$2,665,560
	Total			227,489	$2,955,024	$6,341,431
Donadeo	April 6, 2022	April 1, 2025	$27.03566	88,772	$2,400,010	$2,127,865
	April 1, 2021	April 1, 2024	$9.30202	231,133	$2,150,004	$5,540,258
	August 17, 2020	April 1, 2023	$6.39515	336,193	$2,150,005	$12,087,819
	Total			656,098	$6,700,018	$19,755,942
Tan	April 6, 2022	April 1, 2025	$27.03566	23,118	$625,010	$554,138
	April 1, 2021	April 1, 2024	$9.30202	72,565	$675,001	$1,739,383
	April 1, 2020	April 1, 2023	$9.10494	74,136	$675,004	$2,665,560
	Total			169,819	$1,975,015	$4,959,081
Kerwin	April 6, 2022	April 1, 2025	$27.03566	23,118	$625,010	$554,138
	April 1, 2021	April 1, 2024	$9.30202	43,002	$400,005	$1,030,758
	November 18, 2020	October 1, 2023	$3.69539	10,559	$39,020	$379,649
	April 1, 2020	April 1, 2023	$9.10494	28,055	$255,439	$1,008,718
	Total			104,734	$1,319,475	$2,973,263
Note:

1.Performance multiples were applied as follows: 2024 and 2025 vesting at 1.0 times, 2023 vesting at 1.5 times and 1.0 times for new-hire, transitional and promotional grants.

The total number granted for each executive is the number of share awards that have not vested as of December 31, 2022, excluding reinvested dividends.

Award date value is the value of outstanding share awards that have not vested as of December 31, 2022. There were no vested share awards that remained to be paid out or distributed on December 31, 2022.

2023 Vermilion Energy Inc. Circular	99

Schedules

Equity Ownership and Changes from March 15, 2022 to March 15, 2023

Executive	Year	Shares	Value	Total Equity-at-Risk
				Share Ownership Requirement	Multiple of Base Salary	Exceeds Requirement
Hatcher[1]	2023	116,252	$1,998,372	5 times base salary	5.0 times	Yes
	2022	89,303	$2,287,050
	Change	26,949	-$288,678
Glemser	2023	64,454	$1,107,964	1 times base salary	3.2 times	Yes
	2022	43,034	$1,102,101
	Change	21,420	$5,864
Donadeo[1,2,3]	2023	3,477,712	$117,303,226	8 times base salary	586.5 times	Yes
	2022	3,207,303	$82,139,030
	Change	270,409	$35,164,196
Tan	2023	100,812	$1,732,958	1 times base salary	5.5 times	Yes
	2022	79,522	$2,036,558
	Change	21,290	-$303,600
Kerwin4	2023	144,580	$2,485,330	1 times base salary	8.7 times	Yes
	2022	-	-
	Change	-	-

Notes:

1.Mr. Hatcher and Mr. Donadeo must hold at least 2 times their annual base salary for at least 12 months following resignation or retirement.

2.Mr. Donadeo's share ownership includes DSUs issued to him in his capacity as a non-employee director prior to his role as Executive Chairman.

3.Mr. Donadeo retired effective September 1, 2022 and his ownership change compares March 15, 2022 to September 1, 2022. Value as of September 1, 2022 is calculated based on the number of shares multiplied by the closing price on the TSX of $33.73 on September 1, 2022.

4.Mr. Kerwin was not an NEO on March 15, 2022.

Shares refers to shares that are settled and have no holding restrictions.

Value is calculated based on the number of shares multiplied by the closing price on the TSX of $17.19 on March 15, 2023 and $25.61 on March 15, 2022.

2023 Vermilion Energy Inc. Circular	100

Schedules

Schedule C - Additional Governance Documents

Board Mandate

The Board of Directors (the “Board”) is responsible for stewardship of Vermilion Energy Inc. (the “Corporation”) and providing independent oversight of the management of the business and affairs of the Corporation.

Certain responsibilities of the Board referred to in this Mandate may be delegated to committees of the Board and to the management. The responsibilities of those committees are set out in their respective mandates and the responsibilities of the management are carried out in accordance with the limits of authority established by the Board. The Board shall, directly or through a Board committee or the management, carry out the duties referred to in this Mandate.

Board Composition

•  Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee (the “GHRC”), approved by the entire Board and elected annually by shareholders of the Corporation

•  The Board shall be comprised of (i) at least 67% of independent directors; and (ii) a minimum of 30% of women directors in compliance with the Company’s Diversity Policy

Executive Team and Compensation

•  Develop, as often as required, and review annually a clear mandate for the President and CEO, which includes a delineation of management’s responsibilities

•  In consultation with the President and CEO, approve the annual goals and objectives of the President and CEO, the setting of such goals and objectives to be led by the Chair of the Board in conjunction with the Chair of the GHRC

•  Provide advice and counsel to the President and CEO in execution of the President and CEO duties

•  Review and approve, the annual evaluation of the performance of the President and CEO, such evaluation to be led by the Chair of the Board in conjunction with the Chair of the GHRC

•  Review and approve the President and CEO and Executive Committee’s remuneration (including salary and short-and-long-term awards, metrics, achievement levels and payouts) taking into consideration the recommendations of the GHRC

•  Establish limits of authority delegated to management, including spending authorizations

Board and Executive Succession Planning

•  Lead the Board succession planning processes, including the selection, appointment and development of the Chair of the Board, and the Board members

•  Appoint the President and CEO and other Executive Committee members and oversee executive succession planning process, including the appointment, development and monitoring of senior leaders and other high-potential employees

2023 Vermilion Energy Inc. Circular	101

Schedules

Culture of Integrity and Ethics

•  Promote a culture of integrity throughout the Corporation. The Board shall satisfy itself as to the integrity of the President and CEO and other members of the Executive Committee, and the success of the President and CEO and Executive Committee members in creating a culture and maintaining an integrity based corporate culture

•  Annually approve the Corporation’s Code of Business Conduct and Ethics (the “Code”) and monitor on-going compliance, approving any waivers from the Code for the benefit of any director or executive officer

•  Approve significant policies regarding all matters related to integrity and ethics, including conflicts of interest, related party transactions, facilitation payments and the treatment of confidential information

Strategic Planning Process

•  Participate with management in the development and approval of the Corporation’s strategic plan which takes into account, among other things, the opportunities and risks of the business

•  Approve capital and operating budgets, significant capital allocations and expenditures and declaration of dividends, which support the Corporation’s ability to meet its strategic objectives. Assess implementation, performance and effectiveness of approved strategic plans against the Corporation’s financial objectives

•  Review and approve all unbudgeted strategic projects, including but not limited to, acquisitions and material divestitures, and amendments or departures from established strategy proposed by management in light of changing circumstances

•  Approve the entering into, or withdrawing from, lines of business, countries, of operation and other matters that are, or are reasonably expected to be, material to the Corporation

•  Approve the commencement or settlement of litigation that may have a material impact on the Corporation

Risk Management and Compliance

•  Approve the Corporation’s risk framework

•  Oversee and assess policies and processes to identify and manage the principal risks of the Corporation’s business, and monitor risk management initiatives

•  Oversee the compliance management program that addresses applicable regulatory, corporate, securities and other compliance requirements

•  As required, review and approve the Corporation’s significant enterprise-wide policies and practices, including those respecting liquidity, funding and capital management, compensation, and obtain assurance from management that they are being complied with

Internal Controls

•  Oversee the reliability and integrity of the Corporation’s internal control framework relating to financial, legal, ESG, information systems including cybersecurity, and other matters, and obtain assurances on a regular basis that these systems and controls are designed and operating effectively

2023 Vermilion Energy Inc. Circular	102

Schedules

•  Review and approve, prior to their release, the Corporation's annual and interim public reporting disclosure documents, including financial statements and related disclosures, the Corporation's Annual Information Form and annual statement of reserves data and other information (and related reports), and the filing thereof

•  Review accounting principles management has followed to provide accurate and complete financial reports in compliance with all legislated requirements, and approve any departure from or change in established accounting policy

•  Review and approve timely reporting of any developments that are material to the Corporation prior to their release

Environmental and Social (the “E&S”) Matters

•  Oversee the Corporation’s approach to E&S matters, including reporting, overseeing and monitoring management systems and processes relating to identification, evaluation, and management of related risks and opportunities, including those of the energy transition

◦  Environmental matters include climate and natural capital issues such as greenhouse gas and air emissions, water, biodiversity (land and wildlife), waste and reclamation (ARO)

◦  Social matters include human capital issues such as health and safety, equality, diversity and inclusion, employee wellbeing, and social capital issues such as human rights, relationships with local communities, and Indigenous relations

Corporate Governance

•  Oversee the Corporation’s corporate governance principles and practices

•  Establish appropriate structures and procedures to allow the Board to function independently of management, including holding an in-camera session with independent directors only at each Board and Committee meeting

•  Undertake regular evaluations of the Board, its Committees and individual directors, and review the composition of the Board, with a view to the effectiveness and independence of the Board and its members

•  Establish committees of the Board and annually review and approve their respective membership, mandates and the limits of authority delegated to each committee

•  Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and Committee meetings and Board educational seminars

•  Provide a comprehensive orientation to each new director and ongoing training and development to all directors to enable each to perform at the highest standard

•  Review and approve the adequacy and form of the directors' compensation to ensure it is commensurate to the responsibilities and risks involved in being a director

2023 Vermilion Energy Inc. Circular	103

Schedules

Human Resources and Employee Compensation

•  Oversee the Corporation’s approach to addressing human resources challenges/opportunities and compensation philosophy

•  Review and approve material changes to employment contracts, termination and other special arrangements with executive officers, or other employee groups

•  Annually review and approve the corporate performance peer group and corporate performance scorecards

•  Approve matters related to all employees, including: (i) annual salary program; (ii) short- and long-term awards for employees globally; (iii) new benefit programs or material changes to existing programs

Communications and Public Disclosure

•  Oversee the Corporation’s communication and disclosure practices, including stakeholders outreach and communication

•  Approve the Corporation’s disclosure policy, which governs the release of information about the Corporation and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements

•  Authorize the President and CEO or the Chairman of the Board or any other director, to communicate with the shareholders or stakeholders on behalf of the Corporation

Independent Advice

•  The Board may, from time-to-time, require the expertise of outside resources. The Board has the authority, in its sole discretion, to select, retain (or obtain advice of), terminate and approve the retention terms of any outside adviser or other expert or consultant that it determines to be necessary to carry out its duties, after consideration of the independence of such adviser, expert or consultant including factors set forth in the rule of the NYSE and any factors required by applicable law, as appropriate

Mandate Review

•  Annually, or more frequently as deemed appropriate by the Board, review the adequacy of mandates for the Board, the Board Committees, and the Chair of the Board and amend or confirm the relevant mandates based on information received from the Board and Committee evaluation processes

You can find our remaining Board mandates on our website at vermilionenergy.com.

2023 Vermilion Energy Inc. Circular	104

Schedules

GHRC Annual Work Plan

Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate Governance	Review governance policies, practices and procedures	✓	✓		✓	Approve
Board and Committees Mandates	Review annually mandates for the Board and each committee			✓	✓	Approve
Policy Oversight and Compliance	Review Company's policies and monitor compliance and effectiveness	✓		✓		Approve
Board and Committee Composition	Review Board and committees' structure to ensure the Board is managed independently	✓	✓			Approve
Succession and Development	Review Board succession plan	✓	✓			Approve
	Receive reports and review succession plan for the President and CEO and other executive team members	✓	✓			Review
Director Orientation and Development	Oversee director orientation and ongoing development				✓	Review
Board Annual Assessment	Oversee annual evolution process for the Board, its committees, and the Board Chair		✓	✓	✓	Approve
Director Compensation	Review and recommend compensation for the Board, including share ownership	✓			✓	Approve
Human Resources Duties and Responsibilities
Compensation Philosophy (Risk)	Review compensation philosophy and assess internal and external compensation risk factors	✓			✓	Review
	Review executive share ownership policy and compliance	✓				Approve
Compensation Programs •peer group •scorecards •equity plans •program costs	Review and recommend: peer group, design of short-term and long-term scorecards, scorecard results, equity plan design to manage dilution and burn rate, global employees compensation program costs, including long-term incentive grants	✓	✓	✓	✓	Approve
Management Evaluation and Compensation	Review and recommend President and CEO's corporate goals and objectives				✓	Approve
	Assist in the evaluation and review of the President and CEO			✓	✓	Approve
	Review and recommend President and CEO and other executives' compensation	✓				Approve

2023 Vermilion Energy Inc. Circular	105

Schedules

Schedule D - Omnibus Incentive Plan

Summary

Background

Employees, officers, non-employee directors, consultants and certain other specified service providers of Vermilion and its affiliates are eligible to participate in the Omnibus Incentive Plan. Plan participants are eligible to receive Incentives pursuant to and in accordance with the plan.

The Omnibus Incentive Plan governs all incentives made after May 11, 2022.

After May 11, 2022, no one will receive grants of Share Awards pursuant to the Vermilion Incentive Plan, grants of DSUs pursuant to the Deferred Share Unit Plan, bonus payments pursuant to the Bonus Plan or employer contributions pursuant to the Employee Savings Plan. Those legacy plans will continue to govern outstanding awards for so long as such awards remain outstanding.

In accordance with TSX requirements, unallocated entitlements under the plan are subject to shareholder approval every three years. The next shareholder approval of those entitlements and the plan is scheduled for May, 2025.

Summary of the Plan

A summary of the Plan is set forth below, and a full copy of the Plan is available on SEDAR at sedar.com under Vermilion’s profile (filed on April 8, 2022 under “Other Securityholders Documents”).

The principal purposes of the Plan include providing a competitive long-term incentive program to attract, and strengthen the ability of the Company and its affiliates to retain, qualified employees, officers, directors and consultants, and promoting a proprietary interest in the Company through share ownership in alignment with the interests of shareholders. The Plan governs the grant of share awards (“Share Awards”) and deferred share units (“DSUs”), the payment of employee bonuses (“Employee Bonuses”) and the making of employer contributions in respect of employee savings (“Employer Contributions”, and together with Share Awards, DSUs and Employee Bonuses, collectively, “Incentives”).

As set forth in the Plan (i) Share Awards may be granted to officers, employees and consultants of the Company and its affiliates (any such officer, employee or consultant to whom Shares Awards are granted, a “Grantee”); (ii) DSUs may be granted to non-employee directors and other specified non-employee service providers of the Company and its affiliates (any such director or non-employee service provider designated to participate in the Plan, a “Designated Participant”); (iii) Employee Bonuses may be paid to employees of the Company or its affiliates (any such employee designated to receive an Employee Bonus, a “Bonus Participant”) and (iv) Employer Contributions may be made in respect of personal contributions of employees enrolled in employee savings under the Plan (any such employee enrolled in employee savings, a “Employee Savings Participant”, and together with Grantees, Designated Participants and Bonus Participants, collectively, “Participants”).

2023 Vermilion Energy Inc. Circular	106

Schedules

The number of common shares reserved for issuance by the Company pursuant to the Plan is based on a 3.5% treasury rolling reserve. In addition to common shares issued from treasury, Incentives may be settled with cash or common shares acquired through exchange facilities in accordance with the Plan (or any combination thereof).

Condition	Plan Maximum
Reserved for issue from treasury	3.5% of Vermilion's issued and outstanding common shares (less any common shares reserved for issuance pursuant to any other security-based compensation arrangements of the Company)1,2,3
Total issuable to any Participant	3.5% of Vermilion's issued and outstanding common shares1,2,3
Notes:

1.Subject to shareholder and exchange approval, as applicable.

2.On a non-diluted basis. The number of common shares reserved for awards does not include the dividend equivalent that accumulates on underlying grants.

3.No one Participant may be granted any Incentives which, together with all Incentives then held by such Participant, would entitle such Participant to receive a number of common shares which is greater than 5% of the outstanding common shares, calculated on an undiluted basis; and (b) the number of common shares (i) issued to insiders, within any one year period, and (ii) issuable to insiders, at any time, under the Plan (and under any other security-based compensation arrangements of the Company) shall not exceed 10% of the Company's total issued and outstanding common shares, respectively (collectively, the “Insider Participation Limit”).

Share Awards

Under the Plan employees, officers and consultants of Vermilion and its affiliates may be granted Share Awards (subject to the treasury reserve limit and the Insider Participation Limit). The number of shares referenced by a Share Award is determined at the time of grant. Vesting occurs on April 1st or October 1st of the third year following the grant date (or in thirds each year over three years for new-hire or promotion based grants), or earlier upon termination or change of control (as noted below), or on a subsequent date in certain circumstances if there is a blackout on trading Vermilion's shares at that time. Share Award grants to employees are subject to proportionate adjustment for changes to employment status (for instance, a change to employment status from 1.0 to 0.8 full time equivalent would result in a 20% adjustment).

Within two and a half months of vesting (and in any event, no later than December 31 of the third year following the year in which the Share Awards were granted), at the Board's election, common shares, an equivalent cash value or a combination of cash and shares, are issued to the Participant. Share Awards that vest before termination or any applicable notice date are paid in full. The following summarizes how unvested Share Awards (whether in whole or in part) are treated depending on the form of termination.

2023 Vermilion Energy Inc. Circular	107

Schedules

Form of Termination	Vesting and Exercise Provisions
Retirement

Subject to a retirement criteria as follows:

A minimum of 55 years old and minimum tenure of 10 years:

•   share awards active less than one year expire on the retirement date

•   share awards active for greater than one year, vest on schedule at 1.0 times

If a service provider does not meet this criteria, all share awards expire on the date of retirement

Voluntary resignation	Terminate on the date of resignation
Termination not for cause	Terminate on the date of termination for Share Awards that do not vest within 90 days of the date of termination
Termination for cause	Terminate on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Voluntary Leave of Absence	Are suspended until the return date and then the vesting schedule is increased by the length of the absence
Change of Control	Share Awards granted subject to 'double trigger' vesting provisions requiring both a change of control and subsequent termination of employment by the Company (other than for cause) or by the employee for good reason

Once the form of settlement is determined by the Board, the vesting of Share Awards, issuance of shares (as applicable) and sale of such shares for taxes occurs automatically under the plan (and where this ceases to be automatic under the Plan, the vesting date of Share Awards that occurs during a blackout period is extended for 10 business days from the end of the blackout period).

DSUs

The Plan provides for grants of DSUs to non-employee directors and other specified non-employee service providers of the Company and its affiliates (subject to the treasury reserve limit and the Insider Participation Limit). Non-employee directors are only entitled to receive grants of DSUs, and DSUs shall only be granted in lieu of a non-employee director's annual remuneration and meeting fees (and in all cases DSUs granted shall have the same value as the cash amount of the annual remuneration and meeting fees elected to be received in DSUs). Any discretionary grant to a non-employee director under any compensation plan of the Company or any affiliate shall, in respect of shares issued from treasury, be subject to, and not exceed, a limit (based on grant date value) of $150,000 per annum per non-employee director across all equity compensation plans of the Company or any affiliate taken together. Other than DSUs, granted in lieu of cash fees on a value for value basis, no discretionary or other grants of DSUs to a non-employee director are permitted pursuant to the Plan and no other Incentives shall be payable, granted or made available to any non-employee director pursuant to the Plan.

2023 Vermilion Energy Inc. Circular	108

Schedules

A Designated Participant is required to elect (in respect of each calendar year) the amount of his or her annual remuneration and meeting fees to be received in that particular calendar year in the form of DSUs, cash, or common shares purchased on the secondary market, or a combination thereof. A Designated Participant is required to elect to receive a minimum 50% of his or her annual remuneration in the form of DSUs if that Designated Participant is subject to share ownership requirements specified in the policies of the Company and has not yet met those share ownership requirements (and is required to elect to receive a minimum of 25% of his or her annual remuneration in the form of DSUs if those share ownership requirements have been met). A Designated Participant that fails to elect by the specified deadline is deemed to have elected to receive all of that Designated Participant's annual remuneration in the form of DSUs and meeting fees in the form of cash.

The Company will maintain or cause to be maintained a DSU account for each Designated Participant (“DSU Account”) and DSUs granted will be credited to that DSU Account on a quarterly basis in arrears, with the number of DSUs to be so credited determined by dividing the portion of the Designated Participant's annual remuneration and meeting fees for the applicable calendar year elected to be received in the form of DSUs by the fair market value per Common Share on the grant date (subject to pro-ration in respect of a particular Designated Participant that was newly appointed or elected, or ceased to be a Designated Participant, in that particular calendar quarter). In all cases, DSUs have the same value on a particular grant date as the cash amount of the Designated Participant's annual remuneration and meeting fees for which DSUs are granted. Where the common shares are listed on a stock exchange (including the TSX or NYSE), fair market value for the purposes of the Plan will be the weighted average of the prices at which the common shares traded on such exchange for the five trading days preceding the particular date. DSUs are fully vested upon being credited to a Designated Participant's DSU account.

DSUs granted under the Plan may be settled, at the election of the Board, with common shares, cash, or a combination of common shares and cash. Any common shares to be delivered to a Designated Participant in settlement of a DSU may be acquired through the facilities of the applicable exchange or issued by the Company from treasury (subject to the treasury reserve limit and the Insider Participation Limit).

A Designated Participant may, by notice to the Company (a “Redemption Notice”), elect up to two separate dates (each, a “Redemption Date”) on which all or a portion of the DSUs credited to his or her DSU Account will be redeemed. A Redemption Date cannot: (a) be prior to 10 days after that Designated Participant's date of termination (being the actual date a Designated Participant ceases to be a director or non-employee service provider to the Company or any affiliate, as applicable) (“Date of Termination”); (b) fall within a blackout period; (c) be later than December 15 of the next calendar year after that Designated Participant's Date of Termination (the “Redemption Deadline”); or (d) be before the date on which the Redemption Notice is filed with the Company. If a Redemption Date falls within a blackout period (and the Plan ceases to operate as an automatic plan), subject to the Plan the Redemption Date shall be 10 business days from the end of the blackout period.

Any amounts payable to a Designated Participant, including delivery of common shares or a cash payment (in either case less applicable tax withholdings), will be made as soon as practicable after a Redemption Date and no later than the applicable Redemption Deadline. All DSUs are automatically cancelled following payment or satisfaction of such DSUs.

2023 Vermilion Energy Inc. Circular	109

Schedules

Employee Bonuses

The Plan provides employees of Vermilion and its subsidiaries with potential bonus compensation. Under the Plan, following an annual Board assessment of the performance of the Company and its employees, the Board designates employees to participate in the bonus component of the Plan. Once Participants are determined, the Board may then allocate a bonus to a Participant in an amount determined by the Board in its sole discretion. An employee must be an active employee (i.e. an employee other than an employee whose employment is terminated (for or without cause), including termination due to disability, death or other circumstances) to be eligible for an Employee Bonus.

An Employee Bonus may be paid in cash, common shares issued by the Company from treasury (subject to the treasury reserve limit and the Insider Participation Limit) or a combination of cash and shares as determined by the Board in its sole discretion. Subject to exceptional circumstances, Employee Bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the Board's determination of bonuses. Common shares issued as payment of a Bonus are priced at fair market value as of the date of the bonus determination by the Board (or on a specified date following the end of a blackout if the bonus determination occurs within a blackout period). If the Company is unable to issue common shares as payment of an Employee Bonus (for any reason), the Employee Bonus will be paid in cash.

Employee Savings

Full-time and part-time employees in active employment of the Company (including NEOs) may enroll in employee savings pursuant to the Plan and elect to contribute a minimum of 1%, to a maximum of 7%, of a Participant's earnings to the Plan. For each Participant, Vermilion makes an Employer Contribution equal to 0.33 times the amount of each Participant's personal contribution. A Participant may make excess savings contributions up to a maximum of such Participant's earnings, however, excess contributions do not receive a corresponding Employer Contribution.

A Participant's personal contributions will be deposited with the Canadian chartered bank designated under the Plan (the “Bank”), and a Participant's excess contributions may be deposited with the Bank or with the administrative agent appointed under the Plan (the “Administrative Agent”) as directed in writing by a Participant. Employer Contributions in respect to a Participant's personal contributions will be deposited with the Administrative Agent. Where directed in writing by the Board, the Company may (subject to the treasury reserve limit and the Insider Participation Limit) elect to satisfy cash Employer Contributions by issuing common shares from treasury to the Administrative Agent (with the number of common shares determined with reference to the market price (as discussed below)). Each Participant will direct the Bank as to the use of a Participant's personal contributions and excess contributions deposited with the Bank.

Unless otherwise directed in writing by the Board, the Administrative Agent shall use all or any combination of Employer Contributions (that are made in cash) and excess contributions deposited with the Administrative Agent to acquire common shares through normal market facilities, and where directed in writing by the Board, directly from Vermilion through issuances of common shares from treasury (subject to the treasury reserve limit and the Insider Participation Limit). Where (i) common shares are purchased through normal market facilities (entirely, or a portion together with a portion issued from treasury), the market price will be the weighted average purchase price of common shares purchased by the Administrative Agent through normal market facilities for such contribution period; or (ii) all common shares for a contribution period are issued from treasury, the market price will be the weighted average trading price of the common shares on the TSX for the five trading days preceding the treasury issuance date.

2023 Vermilion Energy Inc. Circular	110

Schedules

All common shares (and other investments) acquired with personal contributions, Employer Contributions and excess contributions on behalf of a Participant are at all times vested to such Participant.

A Participant may, upon notice to the Company, the Administrative Agent and (or) the Bank, withdraw common shares held by the Administrative Agent (or investments held by the Bank) or terminate the Participant's participation in employee savings pursuant to the Plan. A Participant's entitlement to make further personal contributions and excess contributions and to receive Employer Contributions in respect to personal contributions shall terminate immediately if: (i) the Participant becomes totally and permanently disabled; (ii) the Participant ceases to be an employee of Vermilion, including by way of resignation, retirement or termination (with or without cause); or (iii) the Participant dies. Upon the occurrence of any such event, common shares held on behalf of a Participant may be transferred and registered as directed by the Participant; sold with the net proceeds distributed to the Participant; or, if the common shares are held in an RRSP account, transferred to another RRSP account (to the extent permitted by law). A Participant is not entitled to assign or transfer any interest in common shares held by the Administrative Agent (or investments held by the Bank) under the Plan other than in accordance with a withdrawal or termination.

Other Provisions

The Plan provides for it to be administered by the Board or such committee of the Board as the Board considers appropriate from time-to-time (the “Committee”), with authority to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan. Recommendations and determinations of the Committee are subject to review and approval by the Board.

In the event the common shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase common shares at prices substantially below fair market value; or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, the common shares are converted into or exchangeable for any other securities, the Board may adjust the Plan and outstanding Incentives to prevent substantial dilution or enlargement of the rights of Participants.

The Board may amend, suspend, terminate or discontinue the terms and conditions of the Plan and Incentives under the Plan at any time. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX (as may be required), and shall take effect only with respect to Incentives payable, granted or to be made, as applicable, after the effective date of such amendment (provided it may apply to any outstanding Incentives with the mutual consent of the Company and the applicable Participant(s)).

2023 Vermilion Energy Inc. Circular	111

Schedules

Amendments (i) to cure any ambiguity, error or omission in the Plan (or correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan); (ii) to comply with applicable law (or the requirements of any stock exchange on which the common shares are listed); (iii) respecting administration and eligibility for participation under the Plan; (iv) that change the terms and conditions on which Incentives may be (or have been) payable, granted or made, as applicable; (v) that change the early termination provisions of an Incentive or the Plan which does not entail an extension beyond the original expiry date; or (vi) that are of a “housekeeping nature”, do not require shareholder approval under the Plan.

Without shareholder approval no amendment may: (i) increase the number of common shares reserved for issuance under the Plan; (ii) remove or exceed the Insider Participation Limit; (iii) result in a material or unreasonable dilution in the number of outstanding common shares or any material benefit to an Insider; (iv) permit the Company or any affiliate to provide any financial assistance to any Participant for the purpose of exercising or settling any Incentives; (v) amend the Employer Contribution amount; (vi) result in any cancellation and reissue of Incentives; (vii) change the class of eligible participants in the Plan which would have the potential of broadening or increasing participation by Insiders of the Company; (viii) provide for any Incentive (other than DSUs) to be payable, granted or made to any director pursuant to the Plan; (ix) amend the amendment provision of the Plan; (x) extend the expiry date of Incentives under the Plan beyond the expiry date provided for under the provisions of the Plan; or (xi) make any amendment to the Plan that permits a Participant to transfer or assign an Incentive to any Person other than in the case of the death of the Participant for normal estate settlement purposes.

The Company may, without amending the Plan, modify the terms of Incentives for Participants who are foreign nationals or who provide services to the Company or any affiliate from outside of Canada in order to comply with the applicable laws of such foreign jurisdictions (and reflect any such modification in the applicable award agreement relating thereto).

The Company is entitled under the Plan to deduct and withhold (from any amounts otherwise payable under the Plan to a Participant) amounts in respect of taxes (with such amounts so deducted, withheld and remitted treated as having been paid to the Participant), and to satisfy its withholding tax obligations by (as applicable): (i) the withholding of a cash amount; and (or) (ii) the withholding and sale of a number of common shares (from any common shares otherwise deliverable to the Participant in accordance with the terms of the Plan) that, in aggregate, are sufficient to satisfy the total withholding tax obligations (with any remaining cash or proceeds therefrom to be paid or released to the Designated Participant).

Incentives may not be assigned, sold, transferred, pledged or charged, and common shares (if any) or cash deliverable or payable pursuant to the Plan shall only be delivered or paid to a Participant personally except that if a Participant dies, common shares or cash may be delivered or paid to the Participant's estate. A Participant does not possess any incidents of ownership of any common shares (including the right to exercise voting rights in respect of any such common shares) unless and until any common shares are delivered to a Participant in accordance with the terms of the Plan. Under the Plan the Company and its affiliates are not permitted to provide any financial assistance to any Participant for the purpose of exercising or settling any Incentives.

Nothing in the Plan (or in any award agreement relating thereto) confers upon any employee (whether or not a Participant) the right to be restricted in the service of the Company or upon any employee (whether or not a Participant), non-employee director or non-employee service provider the right to continue in the employ or service of the Company or an affiliate.

2023 Vermilion Energy Inc. Circular	112

Schedules

Tables

Shares Reserved and Issued as of December 31, 2022

The Company has the option to settle LTIP awards with treasury-issued shares, market-purchased shares, cash or a combination thereof. The Company manages the issuance of shares from treasury to ensure that treasury share issuances do not exceed the 3.5% rolling-reserve limit under our equity compensation plans. As at December 31, 2022, the number of issued and outstanding LTIP awards exceeds the 3.5% rolling reserve. Any LTIP awards in excess of the 3.5% rolling reserve limit will be settled with cash, market-purchased shares or combination thereof, but will not be settled with treasury-issued shares to ensure the Company abides by the 3.5% treasury reserve issuance maximum at any given time.

Authorized Share Reserves (of Outstanding Shares)	Outstanding Awards (of Outstanding Shares)[1]		Reserves Available for Future Awards (of Outstanding Shares)[2]
5,712,932 (3.50%)	5,912,817 (3.62%)		0 (0.00%)
	LTIP	5,501,517
	DSUs	411,300
Notes:

1.  The number of shares authorized for issue under all of Vermilion’s equity compensation plans is 3.5% of the outstanding common shares from time-to-time. DSUs issued under the Deferred Share Unit Plan prior to May 11, 2022 were subject to an annual maximum of 300,000. 19,310 common shares were issued under the Deferred Share Unit Plan prior to May 11, 2022. Common shares issued under the Bonus Plan prior to May 11, 2022 are subject to an annual maximum of 500,000. 462,862 common shares were issued under the Bonus Plan prior to May 11, 2022. 1,003,542 common shares were issued under the Vermilion Incentive Plan prior to May 11, 2022. The Vermilion Incentive Plan was not subject to an annual maximum.

2.  0 common shares remain available for future issuance under all plans based on a 3.5% rolling reserve.

Three-Year December 31 Burn Rate

Year	Share Awards Granted	DSUs Granted	Bonus Plan Shares[1]	Savings Plan Shares	Weighted Average Outstanding Shares	Burn Rate
						Share Awards	DSUs	Bonus Plan	Savings Plan	Total
2022	1,108,240	74,805	462,862	86,343	163,489,309	0.68%	0.05%	0.28%	0.05%	1.06%
2021	2,745,290	161,575	428,890	482,129	161,171,854	1.70%	0.10%	0.27%	0.30%	2.37%
2020	5,120,495	180,719	-	414,614	157,907,715	3.24%	0.11%	-	0.26%	3.62%
Average Three-Year Burn Rate						1.87%	0.09%	0.18%	0.20%	2.35%
Note:

1.Bonus paid in the noted year is for the prior performance year.

Grants are as of the award date and do not include cancellations or the value of reinvested dividends. The number is calculated assuming a performance factor of 1.0 times.

In 2020, bonuses were paid in cash.

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Schedules

Schedule E - Advisory Statements

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

This Circular includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS” or, alternatively, “GAAP”). This Circular also includes certain oil and gas metrics which do not have standardized meanings. These financial measures and oil and gas metrics are considered non-standardized measures or non-GAAP financial measures, and therefore, are unlikely to be comparable with similar measures presented by other issuers.

For additional information on non-standardized and non-GAAP financial measures, please see the Management’s Discussion and Analysis, dated March 8, 2023, of Vermilion’s operating and financial results as at and for the three and twelve months and year ended December 31, 2022. A copy is available on SEDAR at sedar.com, on the EDGAR section of the SEC’s website at sec.gov and our website at vermilionenergy.com.

This document may contain references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, Task Force on Climate-related Financial Disclosures, International Sustainability Standards Board and Sustainability Accounting Standards Board. Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion’s. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

Forward looking Information

Certain statements included or incorporated by reference in this Circular may constitute forward looking statements or information under applicable securities legislation.

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Schedules

Such forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion’s ability to fund such expenditures; Vermilion’s additional debt capacity providing it with additional working capital; statements regarding the return of capital; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2023 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion’s future project inventory wells expected to be drilled in 2023; exploration and development plans and the timing thereof; Vermilion’s ability to reduce its debt; statements regarding Vermilion’s hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion’s hedging program on project economics and free cash flows; the potential financial impact of climate-related risks and opportunities; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates, and inflation rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

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Schedules

Many of these risks and uncertainties are beyond Vermilion’s control, and are discussed in Vermilion’s Annual Information Form for the year ended December 31, 2022, available on SEDAR at sedar.com or on our website at vermilionenergy.com.

The forward looking statements or information contained in this Circular are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are ,therefore, considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. Non-GAAP and other specified financial measures referenced in this document include:

After-tax cash flow recycle ratio: This is a non-GAAP ratio calculated by dividing the fund flows from operations per boe by the FD&A cost for the same period. This metric is used to assess the cash return per boe produced versus the cost to replace those reserves (per boe) for a given period.

Fund flows from operations (“FFO”): Fund flows from operations (FFO) is a total of segments measure most directly comparable to net earnings and is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, and realized loss on derivatives, plus realized gain on foreign exchange and realized other income. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Consolidated Financial Performance Review” section of the 2022 Fourth Quarter Management’s Discussion and Analysis available on sedar.com and under Reports & Filings on vermilionenergy.com.

Free cash flow (“FCF”): Free cash flow represents a non-GAAP financial measure most directly comparable to cash flows from operating activities. FCF is comprised of funds flows from operations less drilling and development and exploration and evaluation expenditures. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Non-GAAP Financial Measures and Other Specified Financial Measures” section of the 2022 Fourth Quarter Management’s Discussion and Analysis available on sedar.com and under Reports & Filings on vermilionenergy.com.

Fund flows from operations per boe: A non-GAAP ratio calculated as fund flows from operations (total of segments measure) divided by total sales volume over the relevant period and expressed on a per boe basis. We assess the fund flows from operations netback on both a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third-party crude oil and natural gas producers. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Supplemental Table 1: Netbacks” section of the 2022 Fourth Quarter Management’s Discussion and Analysis available on sedar.com and under Reports & Filings on vermilionenergy.com.

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Schedules

Capital expenditures: A non-GAAP financial measure that is most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development and exploration and evaluation from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Non-GAAP Financial Measures and Other Specified Financial Measures” section of the 2022 Fourth Quarter Management’s Discussion and Analysis available on sedar.com and under Reports & Filings on vermilionenergy.com.

Fund flows from operations per basic and diluted share: These are non-GAAP ratios,fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity-based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion Common Shares. Information is included in this document by reference and reconciliation of FFO to primary financial statement measures can be found in the “Consolidated Financial Performance Review” section of the 2022 Fourth Quarter Management’s Discussion and Analysis available on sedar.com and under Reports & Filings on vermilionenergy.com.

F&D costs (finding and development) and FD&A (finding, development and acquisition) costs: These non-standardized measures are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted future development capital (“FDC”), by the change in reserves, incorporating revisions and production, for the same period. F&D excludes the impact of acquisitions. F&D and FD&A are used to assess capital efficiency. In this document, F&D and FD&A are determined on a 2P (proved plus probable) reserve basis.

Operating netback: A supplementary financial measure most directly comparable to net earnings. The measure is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. Information is included in this document by reference and can be found in the “Supplemental Table 1: Netbacks” section of the accompanying 2022 Fourth Quarter Management’s Discussion and Analysis available on sedar.com and under Reports & Filings on vermilionenergy.com.

Operating recycle ratio: A non-GAAP ratio calculated by dividing the operating netback (non-GAAP measure) by the F&D cost for the same period. This metric is used to assess the operating return per boe produced versus the cost to replace those reserves (per boe) for a given period. Information is included in this document by reference and reconciliation of operating netback can be found in the “Supplemental Table 1: Netbacks” section of the 2022 Fourth Quarter Management’s Discussion and Analysis available on sedar.com and under Reports & Filings on vermilionenergy.com.

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Schedules

Payout: A non-GAAP Financial Measure most directly comparable to Dividends Declared. We define payout as dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the payout or sustainability ratio) to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Non-GAAP Financial Measures and Other Specified Financial Measures” section of the 2022 Fourth Quarter Management’s Discussion and Analysis available on sedar.com and under Reports & Filings on vermilionenergy.com.

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

This Circular includes certain market-based metrics which do not have standardized meanings and may not be comparable with similar metrics presented by other issuers. These market-based metrics include:

Relative total shareholder return (“TSR”): Calculated as the change in share price plus dividends declared, over a pre-determined period, expressed either as an absolute return percentage or as a compounded, annualized return percentage. This metric provides an objective assessment of relative performance over the specified time period.

Return on Capital Employed (“ROCE”): A non-GAAP ratio calculated by dividing net earnings before interest and taxes (“EBIT”) by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the current period balance sheet and the previous year-end balance sheet. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Non-GAAP Financial Measures and Other Specified Financial Measures” section of the 2022 Fourth Quarter Management’s Discussion and Analysis available on sedar.com and under Reports & Filings on vermilionenergy.com.

Abbreviations

boe: barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)

boe/d: barrel of oil equivalent per day

mcf: thousand cubic feet

mmcf: million cubic feet

mmboe: million barrel of oil equivalent

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Schedules

Schedule F - Meeting Guide

To start

This year, the meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer. You will be able to view a live webcast of the meeting, ask the Board questions and submit your votes in real time. You may also provide voting instructions before the meeting by completing the form of proxy or voting information form that has been provided to you.

To participate online

Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge or Firefox. Internet Explorer is not supported. Using your smartphone, tablet or computer, go to the following address: https://web.lumiagm.com/#/272271947

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

You will need the following information to login:

•  Meeting ID: 272-271-947

•  Password: vermilion2023

•  Registered Shareholders: The control number listed on your form of proxy.

•  Appointed Proxy: The control number or username provided by the transfer agent.

Registered Shareholders and Appointed Proxy: Select “I have a login"

Guest: Select "I am a guest" and fill in the form

Registered Shareholders: Enter the control number listed on your form of proxy and the password vermilion2023

Appointed Proxy: Enter the control number or username provided by the transfer agent and the password vermilion2023

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right side once the meeting has started.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the meeting. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the Circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

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Schedules

Voting

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

You can change your votes until the end the voting period by simply selecting another choice.

You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

Questions

To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow. Questions sent via the Lumi AGM online platform will be moderated before being sent to the chair.

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EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

Telephone: 1.403.269.4884
Facsimilie: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com

VERMILION ENERGY

If you have any questions or require assistance to vote your shares, contact:

Laurel Hill Advisory Group

Phone: 1.877.452.7184 (toll free - North America)
Phone: 1.416.304.0211 (outside North America)
Email: assistance@laurelhill.com